INFORMATION STATEMENT

                            AFRICAN DEVELOPMENT BANK

                                     [LOGO]



       The African Development Bank (the "Bank" or "ADB") intends from time to time to issue debt securities (the "Securities") with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.


                            -----------------------


       The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time ("Offered Securities") will be set forth or referred to in a prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

       Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC"). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States.

       RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS, OFFERING CIRCULAR, INFORMATION MEMORANDUM, OR SUPPLEMENTAL INFORMATION STATEMENT, OR PRICING SUPPLEMENT PREPARED IN CONNECTION WITH THE ISSUANCE OF OFFERED SECURITIES WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF THE BANK AND ITS FINANCIAL CONDITION AND RESULTS OF OPERATION, UNTIL A NEW INFORMATION STATEMENT IS ISSUED.

15 December 2003

                          AVAILABILITY OF INFORMATION

       The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the "Agreement"), upon request. Written or telephone requests may be directed either to the Bank's Headquarters address at 01 B.P. 1387, Abidjan 01, Cote d'Ivoire, Attention: The Treasurer, telephone +225-20-20-44-44, facsimile +225-20-21-77-53 or the Bank's Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 - 1002 Tunis Belvedere, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The
Information Statement is also available on the Bank's website (HTTP://WWW.AFDB.ORG). Except as otherwise indicated specifically, the documents and information on the Bank's website are not intended to be incorporated by reference in this Information Statement.

       In the United States, this Information Statement is to be filed with the SEC, and copies may be obtained from the offices of the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549 and also may be inspected at the SEC Library of the New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.

                            -----------------------

       The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, or pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

       The Bank uses a unit of account (the "Unit of Account" or "UA") as its reporting currency. The Agreement originally provided that one UA equals
0.88867088 gram of fine gold. Prior to 8 February 1978, conversion of currencies was effected at the prevailing official parity rates declared by the International Monetary Fund (the "IMF"). In response to the abandonment of official parity rates by the IMF, the Board of Directors of the Bank resolved on 8 February 1978, that the weight of gold of the UA be deemed to be the equivalent in value to one Special Drawing Right of the IMF (the "SDR") for all of the Bank's accounting purposes. On 4 May 1978, the Board of Governors decided to redefine the Unit of Account to be equivalent to one SDR. Since then, the unit of account has been valued for the purpose of the Bank's financial statements as equivalent to one SDR. The amendment to the Agreement formally incorporating this definition of the Unit of Account is now in force. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF.

       Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

       In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

                                           AS OF 31 DECEMBER

                        2002      2001     2000       1999      1998      1997
                        ----      ----     ----       ----      ----      ----
Rate of 1 UA = US$    1.35952   1.25673   1.30291   1.37095   1.40803   1.34925

                                TABLE OF CONTENTS

                                                                                             PAGES
INFORMATION STATEMENT                                                                            1
AVAILABILITY OF INFORMATION                                                                      2
SUMMARY INFORMATION                                                                              4
SUMMARY OF SELECTED FINANCIAL DATA                                                               7
THE BANK                                                                                         9
MEMBERSHIP OF CERTAIN COUNTRIES                                                                  9
GOVERNMENTAL APPROVAL OF BORROWINGS                                                              9
CAPITALISATION                                                                                  10
SUMMARY STATEMENT OF INCOME AND EXPENSES                                                        15
OPERATIONS OF THE BANK                                                                          16
ADMINISTRATION OF THE BANK                                                                      26
THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK                                         29
GENERAL DESCRIPTION OF THE SECURITIES                                                           31
TAXATION                                                                                        32
REPORTS OF THE EXTERNAL AUDITORS                                                                33
MEMBERSHIP OF FRANCE                                                                            81
MEMBERSHIP OF FEDERAL REPUBLIC OF GERMANY                                                       82
MEMBERSHIP OF JAPAN                                                                             83
MEMBERSHIP OF SWITZERLAND                                                                       84
MEMBERSHIP OF THE UNITED KINGDOM                                                                85
MEMBERSHIP OF THE UNITED STATES OF AMERICA                                                      86

                       LIST OF ABBREVIATIONS AND ACRONYMS

ADB                  African Development Bank
ADF                  African Development Fund
ALM                  Asset and Liability Management

CCTA                 Cumulative Currency Translation Adjustment
CEAS                 Cumulative Exchange Adjustment on Subscriptions
DRC                  Democratic Republic of Congo
EMTN                 Euro-Medium Term
GCI-IV               Fourth General Capital Increase
GCI-V                Fifth General Capital Increase
GDIF                 Global Debt Issuance Facility
HIPC                 Heavily Indebted Poor Countries
IAS                  International Accounting Standard
IMF                  International Monetary Fund
MTN                  Medium-Term Note
NTF                  Nigeria Trust Fund
OAU                  Organization of African Unity
OECD                 Organization for Economic Co-operation and Development
RMC                  Regional member countries
SEAF                 Special Emergency Assistance Fund for Drought and Famine in Africa
SDR                  Special Drawing Right
SEC                  Securities and Exchange Commission
SRF                  Special Relief Fund
UA                   Unit of Account


                               SUMMARY INFORMATION

(ALL NUMERICAL DATA ARE AS OF 31 DECEMBER 2002, EXCEPT AS OTHERWISE INDICATED.)

GENERAL

       The Bank is a regional multilateral development institution established in 1963. The Bank's membership currently consists of 53 African states (the "regional member countries" or "RMCs") and 24 non-African states (the "non-regional member countries").

       The central goal of the Bank's activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides finance for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments, and finances non-publicly guaranteed private sector loans; (ii) provides other technical assistance for projects and programmes that provide institutional support; (iii) promotes the investment of public and private capital; and (iv) responds to requests for assistance in co-ordinating RMC development policies and plans. National and multi-national projects and programmes that promote regional economic co-operation and integration are also given high priority.

       The Bank's capital stock is owned by its member countries. During its thirty-fourth Annual Meeting on 27-29 May 1998, the Board of Governors adopted Resolution B/BG/98/05 authorising the Fifth General Capital Increase (GCI-V). Upon entry into force of the GCI-V Resolution in September 1999, the authorised capital of the Bank increased by 35 per cent from UA 16,200 million to UA 21,870 million with the creation of 567,000 new shares. Under the new capital structure of the Bank, the share in the Bank's overall share capital of regional member countries is 60 per cent and that of non-regional member countries, 40 per cent.

ASSETS

       Loan Portfolio - The Bank's principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. The Bank has, however, adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans are required to be secured by adequate collateral. As at 31 December 2002, total outstanding loan approvals were UA 15.66 billion and total disbursed and outstanding loans, before accumulated provision for loan losses, were UA 5,967.66 million. Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. With effect from 1 July 1994, the Bank adopted a policy of generally placing in non-accrual status all loans to a borrower if principal, interest or other charges on any loan to such borrower is overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Prior to this date, the non-accrual determination period was twelve months. In addition, it is the policy of the Bank to maintain a general provision for possible loan losses based on the Collectability risk of the total loan portfolio, including loans in non-accrual status. For the year ended 31 December 2002, the Bank made a provision for loan losses, amounting to UA 3.49 million. For the year ended 31 December 2002, the accumulated loan loss provision represented 8.24 per cent of disbursed and outstanding loans.

       Liquidity - In January 2000, the ADB Board of Directors approved a revised liquidity policy for the ADB. This revised liquidity policy introduces three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent of the value of outstanding guarantees, in the calculation of the minimum liquidity level. The liquidity policy was updated in November 2002. The updated policy sets the prudential minimum liquidity level, which is computed every quarter, based on the Bank's one-year probable cash flow requirement as the sum of four components: the following years' net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. The updated policy has provided the Bank with added flexibility to efficiently manage its funding operations.

LIABILITIES AND CAPITAL AND RESERVES

       Liabilities - The Bank borrows in the world's major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. It is the policy of the Board of Directors to limit the Bank's borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. At 31 December 2002, the Bank's outstanding long and medium term borrowings amounted to UA 4,455.04 million, with senior debt totalling UA 3,558.80 million and subordinated debt totalling UA 896.24 million.

       Capital and Reserves - Of the Bank's total subscribed capital of UA 21,509.88 million, an amount of UA 2,134.36 million (9.9 per cent) was paid-up and UA 19,375.52 million (90.1 per cent) was callable. Included in the total subscribed capital is the cash payment portion relating to the Fourth General Capital Increase ("GCI-IV") amounting to UA 771.15 million and that of GCI-V amounting to UA 137.87 million. For the shares subscribed prior to GCI-IV, paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including deposit of GCI-IV notes, in accordance with a specific schedule established by the Board of Governors. In accordance with the GCI-V Resolution, the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, which amounted to UA 2,125.06 million as at 31 December 2002. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2002, the callable capital of the Bank's 25 non-borrowing member countries (including Libya) was UA 8,534.92 million, which represented 239.83 per cent of the Bank's outstanding senior borrowings and 191.58 per cent of its total outstanding borrowings. At 31 December 2002, the callable capital of the Bank's 17 industrialised member countries that are also members of the Development Assistance Committee ("DAC") of the Organisation for Economic Co-operation and Development ("OECD") (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom and the United States) was UA 7,209.62 million, representing 202.59 per cent of its outstanding senior borrowings and 161.83 per cent of its total outstanding borrowings.

       Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus, less the Special Reserve. (The Board of Governors decided on 29 May 2001 to discontinue the Special Reserve and to transfer the funds in the Special Reserve to the General Reserve. The amendments to the Agreement establishing the African Development Bank approved by the Board of Governors on 29 May 2001 to reflect this decision have come into effect following their ratification.) Such total amount outstanding as at 31 December 2002 was UA 8,658.24 million and such total capital, reserves (net of the Cumulative Exchange Adjustment on Subscriptions ("CEAS") and the Cumulative Currency Translation Adjustment ("CCTA")) and surplus was UA 22,823 million, resulting in a ratio of 0.38 to 1. The Bank had total equity (paid-up capital (net of the CEAS) and reserves) of UA 3.447.71 million, resulting in a debt to equity ratio of 1.29 to 1. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.73 to 1.

PROFITABILITY

       Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2002 and 2001, net income amounted to UA 226.06 million and UA 207.66 million, respectively. The net income for 2002 and 2001 includes a mark-to-market gain of UA 37.20 million and UA 82.3 million on certain non-trading derivatives, following the adoption on 1 January 2001 of International Accounting Standard No. 39 (IAS 39), "Financial Instruments Recognition and Measurement." The Bank's general policy is to retain earnings in reserves.

ACCOUNTING STANDARDS

       The financial statements of the Bank are presented in conformity with International Accounting Standards applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally accepted accounting principles in the United States.

       THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                       SUMMARY OF SELECTED FINANCIAL DATA

                                                                                  YEARS ENDED 31 DECEMBER,
                                                       2002         2001        2000          1999         1998         1997
                                                       ----         ----        ----          ----         ----         ----
                                                                           (AMOUNTS EXPRESSED IN MILLIONS OF UA)
Balance Sheet Related Data (end of period):
Cash, Investments(1)                                  2,068.6      1,892.7     1,581.0         977.2      1,165.3      1,016.7
Approved loans less cancellations:
Disbursed and outstanding                             5,967.7      6,465.8     6,565.6       6,790.3      6,761.4      6,860.2
Undisbursed(2)                                        2,444.2      2,550.1     2,308.4       2,951.6      2,543.1      2,591.2
                                                     --------     --------     --------     --------     --------     --------
Outstanding Borrowings:*
Total                                                 4,455.0      5,211.3      5,384.1      5,228.2      5,384.8      5,473.2
Senior                                                3,558.8      3,770.8      3,684.5      3,343.3      3,472.8      3,293.7
Subordinated                                            896.2      1,440.5      1,699.6      1,884.9      1,912.0      2,179.5
Authorised Capital                                   21,870.0     21,870.0     21,870.0     21,870.0     16,200.0     16,200.0
                                                     --------     --------     --------     --------     --------     --------
Subscribed Capital and Reserves:
Paid-up capital                                       2,134.4      2,095.8      2,016.8      1,978.2      1,964.0      1,959.3
Callable capital                                     19,375.5     19,395.2     18,531.1     14,781.3     13,927.3     13,997.0
Total non-borrowing members                           8,534.9      8,538.2      8,325.1      6,113.8      5,218.7      5,218.7
Total members of the DAC of the OECD                  7,209.6      7,209.6      7,019.8      5,166.2      4,175.7      4,175.7
Total Reserves                                        1,464.6      1,266.3      1,113.8      1,216.8      1,116.7      1,016.8
Special Reserve                                            --        299.5        293.3        286.5        276.8        265.4
                                                     --------     --------     --------     --------     --------     --------
Cash and Investments as a percentage of:
Undisbursed portion of approved loans(1)                 84.6%        74.2%        68.5%        33.1%        45.8%        39.2%
Outstanding borrowings(3)                                46.4%        42.1%        34.8%        24.2%        26.8%        23.4%
                                                     --------     --------     --------     --------     --------     --------
Disbursed and Outstanding Loans as a percentage of:
Subscribed capital plus reserves(4)(5)                   26.0%        29.5%        31.4%        39.6%        41.1%        42.2%
                                                     --------     --------     --------     --------     --------     --------
Total Outstanding Borrowings as a percentage of:
Total callable capital                                   23.0%        26.9%        29.1%        35.4%        38.7%        39.1%
Callable capital of non-borrowing members                52.2%        61.0%        64.7%        85.5%       103.2%       104.9%
Callable capital of members of the DAC of
  the OECD                                               61.8%        72.3%        76.7%       101.2%       129.0%       131.1%
                                                     --------     --------     --------     --------     --------     --------
Senior Debt as a percentage of:(6)
Total callable capital                                   18.4%        19.4%        19.9%        22.6%        24.9%        23.5%
Callable capital of non-borrowing members                41.7%        44.2%        44.3%        54.7%        66.5%        63.1%
Callable capital of members of the DAC of
  the OECD                                               49.4%        52.3%        52.5%        64.7%        83.2%        78.9%
                                                     --------     --------     --------     --------     --------     --------
Total Reserves as a percentage of:
Disbursed and outstanding loans(5)                       24.5%        15.0%        12.5%        10.7%        12.4%        10.9%
Total outstanding borrowings                             32.9%        24.3%        20.7%        19.4%        20.7%        18.6%
Income Related Data:
Net income                                              226.1        207.7        116.8        123.5        112.3        117.0
                                                     --------     --------     --------     --------     --------     --------
Weighted average interest rate on:
Disbursed and outstanding loans for the period            6.4%         6.9%         6.6%         6.9%         6.9%         8.0%
                                                     --------     --------     --------     --------     --------     --------
Weighted Average cost of:
Debt contracted during the period                         2.3%         3.9%         5.4%         2.7%         3.5%         5.7%
Outstanding borrowings                                    5.2%         5.2%         5.6%         6.0%         6.7%         7.5%
Average life of outstanding borrowings, end
  of period (years)                                       8.7          8.4          8.3          8.0          7.8          8.3
Interest coverage ratio(7) (1.25x)(8)                     1.73x       1.36x        1.35x        1.37x        1.31x        1.28x
                                                     ========     ========     ========     ========     ========     ========

-------------------
* In 2001, the Bank adopted a policy of netting off pre-issuance costs against borrowings (pre-issuance costs had previously been carried on the face of the balance sheet) and consequently restated the 2000 borrowing figures.
(1) Cash and investments are net of the Special Reserve except for 2002 when Special Reserve was closed and funds transferred to General Reserve.
(2) Includes loans approved but unsigned.
(3) Cash and investments are before deduction of the Special Reserve.

(4) Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.
(5) Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(6) It is the Bank's policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members.
(7) Operating income plus interest expense, divided by interest expense.

(8) Indicates the Bank's target ratio. * As revised.

       THE ABOVE INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE NOTES AND IS QUALIFIED BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                                    THE BANK

       The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members", respectively). The Bank was established by and operates under the Agreement Establishing the African Development Bank, which was signed in Khartoum, Sudan, on 4 August 1963, as amended. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2002 showing each member's voting power and the amount of its subscription to the Bank's capital stock is set forth in Note X to the Financial Statements. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note G of financial statements included herein).

       The Bank's headquarters is located in Abidjan, Cote d'Ivoire. However, the Bank has since February 2003, temporarily relocated its operations from Abidjan to Tunis. (see page 25 of this Information Statement and Note V of financial statements included herein).

       The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

       The Bank's ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

       In addition to its ordinary operations, the Bank administers the African Development Fund (the "ADF"), which provides loan financing on concessionary terms to RMCs which, in the opinion of the ADF, are in the greatest need for such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the "NTF") and several other special funds. The resources of these special funds are held, obligated and otherwise disposed of entirely separately from the Bank's ordinary capital resources. (See "Special Operations of the Bank".)

                         MEMBERSHIP OF CERTAIN COUNTRIES

       Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

                       GOVERNMENTAL APPROVAL OF BORROWINGS

       As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

                                 CAPITALISATION

GENERAL

       The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2002:

                                                (EXPRESSED IN
                                                 THOUSANDS OF
                                                     UNITS OF
                                                      ACCOUNT
                                                        (UA))
                                                  -----------
OUTSTANDING BORROWINGS (1)
SENIOR DEBT PAYABLE IN:
U.S. dollars                                        1,278,617
Euro                                                  294,047
Japanese yen                                        1,869,653
Swiss francs                                               --
Pounds sterling                                        59,278
Other currencies                                       72,822
                                                  -----------
TOTAL SENIOR DEBT (*)                               3,574,417
                                                  ===========
SUBORDINATED DEBT PAYABLE IN:
U.S. dollars                                          595,799
Japanese yen                                          307,855
                                                  -----------
TOTAL SUBORDINATED DEBT (*)                           903,654
                                                  -----------
TOTAL DEBT(*)                                       4,478,070
                                                  ===========
Net unamortised premium and IAS 39 adjustments        (23,030)
TOTAL BORROWING                                     4,455,040
                                                  ===========
Capital Stock and Reserves (2)
Authorised capital                                 21,870,000
Subscribed capital                                 21,509,881
Less: Callable capital                            (19,375,525)
Paid-up capital                                     2,134,356
Less: Amount due and unpaid                            (9,533)
Add: Amount paid in advance                               241
Cumulative Exchange Adjustment on Subscriptions      (141,991)
RESERVES AND NET INCOME FOR THE PERIOD              1,464,638
                                                  -----------
TOTAL                                               3,447,711
                                                  ===========
-----------
(1) For a description of the Bank's borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank's payment obligations, see "Borrowings" and Note O of the financial statements included herein.
(2) Total Reserves are shown net of the Cumulative Currency Translation Adjustment (CCTA). See "Special Reserves and Other Reserves." For a more complete description of subscriptions to the capital stock and voting power, see Note X of the financial statements included herein. For a more complete description of Reserves, see Note F of the financial statements included herein.
(*) Figures are for Principal amount at face value (i.e. before IAS 39 adjustment of UA 4.32 million and deduction of net unamortized premium of UA
    27.35 million for Total Debt).

AUTHORISED CAPITAL

       At 31 December 2002, the authorised capital stock of the Bank was UA 21,870.0 million. The original authorised capital stock of UA 250.0 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock of the Bank may be increased as and when the Board of

Governors deems it advisable. After the restructuring of the capital stock on 29 May 1998 by the Board of Governors, the share of non-regional members in the Bank's authorised capital has increased from 33 per cent to 40 per cent, while the regional members share is now 60 per cent.

SUBSCRIBED CAPITAL

       At 31 December 2002, subscribed capital amounted to UA 21,509.88 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank's capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank's Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The new shares created under the Fifth General Capital Increase (GCI-V) are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. With the GCI-V now effective, the authorised capital stock of the Bank now consists of 10.81 per cent paid-up shares and 89.19 per cent callable shares.

       The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

PAID-UP CAPITAL

       With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member's subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V Resolution defines the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2002, total paid-up capital stock equalled UA 2,134.36 million.

       The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981 all payments on paid-up stock were required to be made in convertible currencies. However, on subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

       Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

       Under GCI-V, the paid-up portion of the shares will be subscribed in eight equal and consecutive annual instalments and paid only in convertible currencies.

       As of 31 December 2002, an amount of UA 1,945.11 million was paid in convertible currencies, UA 115.16 million was paid in local currencies and UA
64.79 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank's Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. As a result of the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2002 amounted to UA 9.5 million.

       For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note X of the financial statements.

CALLABLE CAPITAL

       At 31 December 2002, the Bank's total callable capital was UA 19,375.52 million. Of this amount, UA 8,534.92 million represented callable capital of the Bank's 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 7,209.62 million.

       Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

       Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No calls have ever been made on the callable capital of the Bank.

       The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2002.

NON-BORROWING MEMBERS(1)                            CALLABLE     TOTAL CAPITAL
                                                     CAPITAL     SUBSCRIPTION
                                                    --------     -------------
                                                          (EXPRESSED IN
                                                          MILLIONS OF UA)

Argentina                                              55.28          60.64
Austria*                                               87.35          95.67
Belgium*                                              125.60         137.57
Brazil                                                 87.04          95.35
Canada*                                               734.73         807.10
China                                                 218.67         239.51
Denmark*                                              226.48         248.79
Finland*                                               95.63         105.05
France*                                               734.73         807.10
Germany*                                              806.57         886.02
India                                                  43.73          47.90
Italy*                                                473.73         518.88
Japan*                                              1,074.45       1,176.86
Korea                                                  87.35          95.67
Kuwait                                                 87.35          95.67
Libya                                                 707.98         793.32
Netherlands*                                          149.16         165.76
Norway*                                               226.48         248.78
Portugal*                                              44.09          48.29
Saudi Arabia                                           37.90          41.51
Spain*                                                208.47         228.54
Sweden*                                               302.29         331.10
Switzerland*                                          286.90         314.24
United Kingdom*                                       328.94         360.25
United States of America*                           1,304.02       1,428.46
                                                    --------       --------
TOTAL                                               8,534.92       9,378.03
                                                    ========       ========
----------
*   Member of the DAC of the OECD.
(1) See Note X of the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2002. At 31 December 2002, the 25 members listed above held 43.67 per cent of the total voting power of all members.

MAINTENANCE OF CURRENCY VALUES

       Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member's currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

       It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members' subscriptions in the International Bank for Reconstruction and Development (the "World Bank") for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986 the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

VOTING RIGHTS

       The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank's authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV and GCI-V, members may vote their paid-up capital shares only to the extent that payment on such paid-up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member's paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member's callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

SPECIAL RESERVE AND OTHER RESERVES

       The Agreement originally provided that the Bank must charge a statutory commission (Statutory Commission) of not less than 1 per cent per annum of the outstanding amount of all loans or guarantees. Such commissions had been set aside as a reserve fund (the "Special Reserve"), which was kept in liquid form solely for meeting the Bank's liabilities on borrowings made and guarantees given by it. The statutory commission was eliminated on all loans approved after 31 December 1988. As at 31 December 2001, the Special Reserve amounted to UA
299.5 million representing an element of the Bank's retained earnings. The Board of Governors decided on 29 May 2001 to amend the Agreement to delete the Statutory Commission, discontinue the Special Reserve, and to transfer the funds in the Special Reserve to the General Reserve. These amendments came into effect on 5 July 2002 following their ratification and the balance on the Special Reserve account has been transferred to the General Reserve account.

       The General Reserve represents the Bank's retained earnings, which at 31 December 2002 amounted to UA 1,693.41 million. The net income for the year ended 31 December 2002 amounted to UA 226.06 million.

       At 31 December 2002, the Cumulative Exchange Adjustment on Subscriptions
(CEAS) representing the translation difference on subscriptions was negative UA
141.99 million and the balance of the CCTA representing all other translation differences was negative UA 454.83 million.

       SUMMARY STATEMENT OF INCOME AND EXPENSES

       The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2002, 2001, 2000, 1999, 1998, and 1997 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

                                                        YEARS ENDED 31 DECEMBER,
                                    2002        2001        2000        1999        1998        1997
                                 -------     -------     -------     -------     -------     -------
                                                       (EXPRESSED IN MILLIONS OF UA)
OPERATIONAL INCOME
AND EXPENSES
Income from loans                 414.82      447.82      438.16      470.46      467.55      550.18
Income from investments            74.01      121.32       89.53       60.11       69.44       60.66
Income from loans and
Investments                       488.83      569.14      527.69      530.57      536.99      610.84
Interest on borrowings           (254.31)    (345.21)    (334.66)    (336.10)    (356.24)    (416.25)
Provision for loan losses          (3.49)     (53.80)     (37.36)     (27.12)     (32.99)     (33.84)
Amortisation of issuance
costs                              (4.38)      (4.25)      (5.00)      (9.05)      (5.9)       (8.00)
Net operational income            226.65      165.89      150.67      158.30      141.85     (152.74)
OTHER INCOME AND
EXPENSES
Administration expenses           113.83      103.54       93.79       89.96       82.42       76.52
Restructuring costs                --             --          --          --         0.5          --
Management fees                   (81.56)     (73.19)     (64.01)     (59.68)     (55.52)     (48.95)
                                 -------     -------     -------     -------     -------     -------
Total                              32.27       30.35       29.78       30.28       27.40       27.57

Other income                       (1.25)      (1.40)      (1.66)      (1.30)      (1.63)      (0.65)
Depreciation                        5.51        5.62        3.99        3.92        3.94        3.52
Loss (gain) on exchange             1.20        0.09        0.08       (0.03)      (0.13)      (0.11)
Provisions for equity
investments                         0.06        5.88        1.69        1.84       --           5.46
Total other expenses (net)         37.79       40.54       33.88       34.78       29.58       35.79
Net income for the year
before cumulative effect
of change in accounting
policy                            188.86      125.35      116.79      123.53      112.28      116.95
Unrealised net gains on
non-trading derivatives -
IAS 39 adjustment
(Notes B & O)                      37.20       82.31          --          --          --          --
Net income for the year           226.06      207.66      116.79      123.53      112.28      116.95
Appropriation to Special
Reserve                               --       (6.11)      (6.88)      (9.72)     (11.38)     (16.46)
Net income after
appropriation to Special
Reserve                           226.06      201.55      109.91      113.81      100.90      100.50
                                 =======     =======     =======     =======     =======     =======

   Amounts may not add up exactly due to rounding.

                             OPERATIONS OF THE BANK

LENDING OPERATIONS

       The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans may be granted to eligible private sector entities without a government guarantee.

       Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources, less the Special Reserve. At 31 December 2002 such total amount outstanding was UA 8,658.24 million and such total capital, reserves (net of the CEAS and the CCTA) and surplus was UA 22,823 million, resulting in a ratio of 0.38 to 1. In other words, the total amount of approved loans less cancellations and repayments, plus equity participations made by the Bank was 38 per cent of its total ordinary capital resources. At the same date the total amount of disbursed and outstanding loans of 5,967.662 million represented 26.1 per cent of the Bank's total ordinary capital resources.

       From its inception to 31 December 2002 the Bank has approved 906 loans and grants less cancellations for the financing of programmes or projects in its borrowing regional member countries. In 2002 total approvals of new operations amounted to UA 1,068.06 million, compared to UA 986.66 million in 2001. These approvals comprised twenty-two project-lending operations for a total value of UA 689.94 million; two policy-based loans for UA 185.56 million; two debt relief operations for UA 187.98 million under the Heavily Indebted Poor Countries
(HIPC) initiative and five grants amounting to UA 4.58 million from the Special Relief Fund ("SRF") for emergency operations.

       In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors are, the effect of new technologies on productivity, the effect on employment opportunities, and the effect of the project on the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly those projects which are designed to stimulate intra-African trade and economic development.

       It is the policy of the Board of Directors to consider loans only on the basis of written reports prepared by the staff of the Bank. These reports set forth detailed information regarding the technical feasibility of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. It takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank's staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. Once granted, the Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made. The Bank's policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

       Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

       In response to economic conditions in regional member countries, the Bank has begun to diversify its lending operations and to introduce new lending instruments. Since 1987 the Bank has financed non-project lending operations in the form of sector investment and rehabilitation and structural adjustment lending. At present, the Bank's participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank. In October 1990 the Board approved a strategy for the development of the private sector in Africa. An initial amount of UA 150 million was allocated to the Bank's Private Sector Development Unit in October 1990 for investment in private enterprise over a four-year period. Under this programme, which became operational at the end of 1991, the Bank has provided equity and loan funding to productive enterprises and financial institutions in the private sector.

       The Bank recognises the importance of the private sector to support economic growth and considers its development as critical for broad-based economic progress and poverty reduction. In this regard the Bank continues to increase its support for private sector activities, focusing on the financial sector, infrastructure, and small and medium enterprise development. The range of financing instruments also includes new products such as equity and quasi-equity investment, lines of credit for private financial institutions, and guarantees. These lending facilities reinforce the Bank's role as a catalyst for mobilizing long-term resources for the private sector development in Africa. In 2001, the Bank recorded the highest volume of private sector operations ever achieved since the commencement of activities in this sector. New investment approvals reached a record level of UA 192.0 million, almost five times the 2000 level. The high level of approvals from the private sector window recorded in 2001 was sustained in 2002, when it reached UA 198.9 million. Approval under the private sector window was about 19 percent of total ADB approvals and about 10 percent of total Bank Group approvals in 2002. Lending operations focused on support to the financial sector through lines of credit, amounting to UA 100.5 million to financial institutions and five project loans of UA 98.4 million in the agriculture, industry and power sectors. The Bank's current loan regulations provide that loans be expressed in a currency or currencies approved by the Bank and be repaid in the currency or currencies disbursed.

       A summary statement of the loans approved by the Bank to 31 December 2002 (excluding fully repaid loans and cancelled loans) is set forth in Note W of the financial statements included herein.

       The following tables set forth, by sector and by region, the percentage distribution of cumulative loan and grant approvals (of UA 19,060 million) by the Bank at 31 December 2002:

           CUMULATIVE LOAN AND GRANT APPROVALS BY SECTOR(1), 1967-2002


                                                                      THROUGH
                                                                  31 DECEMBER
                                                                         2002
                                                                  -----------
Agriculture(2)                                                          13.3%
Transport                                                               14.9%
Water Supply & Sanitation                                                6.8%
Power Supply                                                            12.2%
Industry(3)                                                              8.9%
Finance                                                                 20.1%
Communication                                                            4.0%
Social                                                                   5.5%
Multisector                                                             14.3%
                                                                       ------
TOTAL(4)                                                               100.0%
                                                                       ======
--------
(1) Loan amounts reflect approved loans less cancellations and exclude certain adjustments.
(2) Includes agricultural lines of credit.
(3) Includes industrial lines of credit.
(4) Amounts may not add up exactly due to rounding.

           CUMULATIVE LOAN AND GRANT APPROVALS BY REGION(1), 1967-2002


                                                                      THROUGH
                                                                  31 DECEMBER
                                                                         2002
                                                                  -----------
Central Africa                                                          10.8%
East Africa                                                              5.8%
North Africa                                                            50.9%
Southern Africa                                                         11.4%
West Africa                                                             19.8%
Multiregional                                                            1.3%
                                                                       ------
TOTAL(2)                                                               100.0%
                                                                       ======
--------
(1) Loan amounts reflect approved loans before cancellations.
(2) Amounts may not add up exactly due to rounding.


LOAN APPROVALS IN 2002

       The Bank's loan approvals in 2002 totalled UA 1.07 billion as compared to UA 986.66 million in 2001 and UA 843.24 million in 2000. Loan disbursements of the Bank in 2002 totalled UA 499.77 million compared to UA 484.75 million in 2001, representing an increase of 3.1 per cent

       The following table sets forth the Bank's disbursed and outstanding loans by currency at 31 December 2002:

                   DISBURSED AND OUTSTANDING LOANS BY CURRENCY

CURRENCY                                                    31 DECEMBER 2002
                                                         ---------------------
                                                         (AMOUNTS EXPRESSED IN
                                                            MILLIONS OF UA)
Euro                                                   1,871.90         31.37%
U. S. Dollar                                           2,713.57         45.47%
Pound Sterling                                             4.81          0.08%
Swiss Franc                                              159.12          2.67%
Japanese Yen                                           1,144.53         19.18%
South African Rand                                        55.61          0.93%
Other currencies                                          18.12          0.30%
                                                       --------      --------
TOTAL                                                  5,967.66         100.0%
                                                       ========      ========

NON-PERFORMING LOANS

       Pursuant to the decision taken by the Board of Directors in December 1993, which became effective on 1 July 1994, the Bank places in non-accrual status all loans to or guaranteed by a member of the Bank if principal, interest or other charges with respect to any such loans is overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, the Bank's management may place a loan in non-accrual status even if it is not yet overdue by six months if the specific facts and circumstances (including consideration of events occurring subsequent to the date of the borrower's most recent financial statements) warrant such action. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. The Bank maintains a general provision for possible loan losses based on an assessment of the Collectability risk of the disbursed and outstanding public sector loan portfolio. For the private sector portfolio, the Bank assesses Collectability risk on a loan-by-loan basis and provides for loan losses accordingly.

       In December 2002, the Board of Directors approved a revised policy for provisioning for loan losses, which requires that the adequacy of the accumulated provisions be determined based more directly on Collectability estimates. For the year ended 31 December 2002, the Bank made a provision for loan losses amounting to UA 3.49 million (2001: UA 53.80 million). The loan loss provision was for private sector loans. For the public sector loans, accumulated provisions representing 8.24% of public sector loans outstanding as at 31 December 2002 are considered adequate.

       Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. The Bank has never written off any of its outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of its loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

       On 26 June 2002, the Board of Directors approved an arrears clearance operation in respect of the Democratic Republic of Congo (DRC). The Democratic Republic of Congo has been in arrears since 1991. The total amount of arrears as at 30 June 2002 was US $843.26 million. The arrears clearance operation is based on the combination of the use of grant resources to clear arrears, the consolidation of outstanding payments on loans, and the provision of debt relief, after arrears have been cleared, within the framework of the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative. The present value of the consolidated loan equals the present value of the original portfolio of the Democratic Republic of Congo's loans. On its own the restructuring operation has no concessional element. The arrears clearance mechanism has been designed in collaboration with other multilateral financial institutions as part of a concerted effort for the clearance of arrears of the Democratic Republic of Congo. The operation has been made possible by the support of the international donor community and the considerable resources that the African Development Bank has been able to raise. The Board of Directors in approving the operation emphasised that this is a unique operation made necessary by the exceptional situation pertaining to the Democratic Republic of Congo.

       Steps are being taken to implement the agreed measures, which will result in the clearance over a period of time of all arrears. In accordance with the plan, residual amounts of DRC loans after the application of amounts received from donors, and loan amounts not yet due have been consolidated into new loans. With this consolidation, even though DRC was contractually current on its loans as of 31 December 2002, the country was retained in non-accrual status as of that date, pending a period of satisfactory performance.

LOAN TERMS

       Loans are stated at their principal amounts outstanding. Except for private sector development loans, all of the Bank's loans are made to, or guaranteed by, member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

       The following table sets forth the maturity structure of disbursed and outstanding loans at 31 December 2002:

               MATURITY STRUCTURE OF LOANS AS AT 31 DECEMBER 2002


                                                                 DISBURSED AND
                                                                   OUTSTANDING
MATURITY                                                                 LOANS
                                                                 -------------
                                                                 (EXPRESSED IN
                                                               MILLIONS OF UA)
2003-2004                                                             1,460.30
2005-2007                                                             1,748.80
2008-2011                                                             1,637.21
2012 and thereafter                                                   1,121.35
                                                                      --------
TOTAL                                                                 5,967.66
                                                                      ========

BORROWING POLICIES

       The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

       It is the policy of the Board of Directors to limit the Bank's borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating organisations. At 31 December 2002, the amount of senior debt outstanding of UA 3,558.80 million was 41.69 per cent of the callable capital of non-borrowing members of the Bank. At 31 December 2002 the amount of total outstanding borrowings of UA 4,455.04 million, represented by both senior and subordinated debt, was 22.99 per cent of total callable capital of UA 19,375.53 million of all members of the Bank.

       The Bank has had a US$ 500 million United States Medium-Term Note ("MTN") programme in place since 1990. Under this programme, the Bank could issue multiple-currency notes at fixed or floating rates and for maturities ranging from nine months to thirty years, on a senior or subordinated basis. The MTN programme incorporated a number of options that provided the Bank with increased flexibility in the management of its liabilities and funding structures. In 1993 the Bank also established a US $ 500 million Euro-Medium Term (EMTN) programme for the continuous issuance of medium term notes and other debt instruments in the euromarket. The Euro Medium Term Notes (EMTN) programme had been successively increased and reached US $ 3 billion in 2000. It allowed for issuance in any convertible currency, with maturity ranging from 1 month to 30 years.

       In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace both the EMTN and the United States MTN Programme with respect to its future borrowings. The GDIF enables the continuous issuance of notes in the euromarket, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank's financing flexibility.

       The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will instruct its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of, all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

       The weighted average life of the Bank's outstanding borrowings at 31 December 2002, 2001, 2000, 1999 and 1998 was 8.7, 8.4, 8.3, 8.0 and 7.8 years, respectively.

       At 31 December 2002, the callable capital of the Bank was UA 19,375.52 million. Of this amount, a total of UA 11,548.58 million represented the callable capital of RMCs and UA 7,826.94 million the callable capital of non-regional member countries. At the same date, the Bank's total outstanding borrowings were UA 4,455.04 million. Of this amount, UA 3,558.80 million represented senior debt, with the balance of UA 896.24 million being subordinated debt.

At 31 December 2002, the Bank's outstanding borrowings were denominated in nine currencies or currency units (without taking into account currency swaps).

       The table overleaf sets forth the maturity structure of the Bank's outstanding borrowings at 31 December 2002.

                  MATURITY STRUCTURE OF OUTSTANDING BORROWINGS


                                                                    OUTSTANDING
MATURITY                                                             BORROWINGS
                                                                  -------------
                                                                  (EXPRESSED IN
                                                                MILLIONS OF UA)
2003-2004                                                              1,106.52
2005-2012                                                              1,747.89
2013 and thereafter                                                    1,623.66
                                                                       --------
SUBTOTAL                                                               4,478.07
                                                                       ========
Net unamortized premium                                                  (27.35)
IAS 39 adjustment                                                          4.32
TOTAL                                                                  4,455.04
                                                                       ========


       The following table sets forth for the periods indicated the average interest rates on the Bank's loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

                            SELECTED FINANCIAL RATIOS

                                2002    2001    2000    1999    1998    1997
                               -----   -----   -----   -----   -----   -----
Weighted average interest
rate on disbursed and
outstanding loans for the
period(1)                       6.4%    6.9%    6.6%    7.3%    6.9%    8.0%
Weighted average cost of:
Outstanding borrowings          5.2%    5.2%    5.6%    6.0%    6.7%    7.5%
Interest coverage ratio(2)
(1.25x)(3)                     1.73x   1.36x   1.35x   1.37x   1.31x   1.28x

--------
(1) Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.
(2) Net income plus interest expense, divided by interest expense.
(3) Indicates the Bank's target ratio.


LIQUID ASSETS AND LIQUIDITY POLICY

       In January 2000, the Board of Directors approved a revised liquidity policy for the Bank. The revised liquidity policy introduced three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent to the value of outstanding guarantees, in the calculation of the minimum liquidity level. The revised policy set the prudential minimum liquidity level as the sum of 50 per cent of the following two years' net loan disbursements and debt service requirements, plus the loan equivalent of signed guarantees, undisbursed private sector loans and undisbursed equity investments. It also set the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the average undisbursed public sector loans of the following two years.

       Experience gained over the past few years with private sector loans has allowed the Bank to analyze the disbursement pattern of a number of private sector loans. As a result, the Bank is able to forecast with greater accuracy the future disbursements for private sector loans. The liquidity policy was updated in November 2002 in view of the advances in the Bank's Asset and Liability Management (ALM) practices, IT infrastructure and accounting standards.

       The updated policy sets the prudential minimum liquidity level, which is now computed every quarter to address refinancing risk, based on the Bank's one-year probable cash flow requirement as the sum of four components: the following years' net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments.
It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. Further, "held-to-maturity" investments with maturity greater than one-year are excluded from the computation of liquid assets. The updated policy has provided the Bank with added flexibility to efficiently manage its funding operations.

       Investments are based on asset and liability management guidelines adopted by the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof and in time deposits with banks. All marketable securities of the Bank are valued at market value and have been invested on LIBOR-6 month basis since 1998. At 31 December 2002, the Bank's cash and treasury investments was 84.6 per cent of the undisbursed portion of approved loan commitments of UA 2,444.24 million. At such date, the Bank's cash and treasury investments totalled UA 2,068.6 million, which was 46.4 per cent of total outstanding borrowings.

EQUITY PARTICIPATIONS

       The Agreement permits the Bank to assume equity participations to further the economic development and social progress of its regional members. The amount of such equity participations is limited by the Agreement to a maximum of 10 per cent of the aggregate amount of the Bank's paid-up capital stock together with the reserves and surplus included in its ordinary capital resources, less the Special Reserve (which has since been closed in 2002). The Bank is not permitted to hold a controlling interest in any enterprise. Total equity investment participations at 31 December 2002 equalled UA 163.84 million. The Bank has equity participations in, among others, various development banks, the African Development Fund, Alexandria National Iron and Steel, the African Export-Import Bank, the Africa Infrastructure Fund LLC, Shelter-Afrique, Africa Re, and PTA Bank. The Board of Directors decided in September 1993 that with effect from 31 December 1993 a reserve against losses should be created where, in the opinion of Management of the Bank, there is a significant permanent decline in the value of equity investments, based on periodic reviews of all of the Bank's equity investments. As at 31 December 2002, the accumulated provision for loss on equity participation is UA 17.97 million.

SPECIAL OPERATIONS OF THE BANK

       In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank's objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required at all times to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. Each of these funds is subject to its own special rules and regulations. Where such rules and regulations do not exist or apply, the special and trust funds are governed by the provisions of the Agreement and the financial regulations of the Bank.

       The two major funds administered by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank. The Bank receives an administration fee for its services.

AFRICAN DEVELOPMENT FUND

       The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the "ADF Agreement") to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional State Participant (South Africa), 24 non-regional State Participant members and the United Arab Emirates.

       The Agreement Establishing the ADF designates a Board of Governors as the ADF's highest policy-making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes six non-regional members nominated by their constituencies and six executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

       The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993. At 31 December 2002, the exchange rate was 1 UA = US$ 1.35952.

       The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. In seeking to achieve these aims, the operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF's loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

       The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. The ADF has benefited from contributions from Botswana and South Africa, in particular. The mobilization of external resources for ADF, which is a triennial exercise, was completed in September 2002. Donor countries of the African Development Fund reached agreement on the Ninth Replenishment of the Fund, covering the period 2002-2004. Total resources during this period, including internally generated resources, are expected to amount to around UA 2.37 billion.

       At 31 December 2002, the cumulative ordinary and special subscriptions to ADF amounted to UA 11.44 billion of which UA 11,039.43 million was fully paid-in. The Bank's subscription to the ADF at 31 December 2002 was UA 111.7 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

       For the year ended 31 December 2002, loans and grants approved amounted to UA 960.74 million and the level of cumulative loans approved less fully repaid loans and less cancellations amounted to UA 9,556.51 million. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a ten-year grace period; loans for lines of credit have a twenty-year repayment period with a four-year grace period.

NIGERIA TRUST FUND

       The Agreement Establishing the Nigeria Trust Fund (the "NTF Agreement") was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of
0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

       At 31 December 2002, the NTF had total assets of UA 401.27 million. At the same date the NTF had approved total loans, less cancellations, amounting to UA 241.0 million, of which UA 84.08 million was disbursed and outstanding.

OTHER FUNDS

       The Bank has been entrusted with the administration of other funds, namely the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (which is restricted to making concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (designed to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2002 amounted to UA 5.94 million.

LITIGATION

       Two unfavourable awards in a total amount of 1.3 billion CFA Francs (approximately US$2 million) have been made against the African Development Bank resulting from litigation in the courts of Cote d'Ivoire involving claims of a single private sector borrower following cancellation by the Bank of a loan for non-compliance with loan conditions. The matter is on appeal before the Supreme Court of Cote d'Ivoire.

TEMPORARY RELOCATION

       The Board of Directors decided in February 2003 to evacuate the Bank's staff from Cote d'Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank's operations to the Temporary Relocation Agency in Tunis. The process of relocation was substantially completed by May 2003. The Bank's operations have continued throughout the period of evacuation and relocation. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years.

                           ADMINISTRATION OF THE BANK

BOARD OF GOVERNORS

       All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

       The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, including the power to increase or decrease the authorised capital and approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

       The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one-quarter of the total voting power of the members.

BOARD OF DIRECTORS

       Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Board of Directors is composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

       Members of the Board of Directors of the Bank as at 31 December 2002 are listed below. Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms.

BOARD OF DIRECTORS - COUNTRIES REPRESENTED AS AT 31 DECEMBER 2002


REGIONAL MEMBER COUNTRIES
F. Samir                 Morocco, Togo and Tunisia
E.B. Simpson (Ms)        Ghana, Gambia, Liberia, Sierra Leone and Sudan
M. Ngidi                 Botswana, Angola, Mozambique, Namibia and Zimbabwe
P.S. Khaemba             Kenya, Eritrea, Ethiopia, Uganda, Tanzania, Rwanda and Seychelles
F.A.H. Shakweer          Egypt and Djibouti
A.F. Julies              South Africa, Malawi, Mauritius, Lesotho, Swaziland and Zambia
A. Fontes                Cape Verde,  Benin, Burkina Faso, Chad, Comoros, Gabon, Mali, Niger and
                         Senegal
P.H. Dacoury-Tabley      Cote d'Ivoire, Guinea and Equatorial Guinea
A.T. Tabib               Libya, Mauritania and Somalia
H.J.C. Andze-Olinga      Cameroon, Burundi, Central African Republic, Congo and Dem. Rep. of Congo
O. Bougara               Algeria, Guinea Bissau and Madagascar
M.L. Sani                Nigeria and Sao Tome & Principe

NON-REGIONAL MEMBER COUNTRIES
V. Ducklau               Germany, The Netherlands, Portugal and The United Kingdom
E. Fiil                  Denmark, Finland, India, Norway, Sweden and Switzerland
F. Perrault              France, Italy and Belgium
Y. Ozaki                 Japan, Argentina, Austria, Brazil and Saudi Arabia
C.S. Perry (Ms)          United States of America
R. Couture               Canada, China, Korea, Kuwait, and Spain


PRESIDENT AND MANAGEMENT

       The Board of Governors, on the recommendation of the Board of Directors, elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice-Presidents. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

       The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank. The principal officers of the Bank as at 31 December 2002 are listed below.

PRINCIPAL OFFICERS AS AT 31 DECEMBER 2002



PRESIDENCY
O. Kabbaj                     President
J. M. Gharbi                  Director of Cabinet of the President
C.I. Fall                     Secretary General
A. Akin-Olugbade              General Counsel and Director, Legal Department
G. M. B. Kariisa              Director, Operations Evaluation Department
E.R. Ouko                     Director, Internal Audit Department
A.G. Smith                    Ombudsman

PLANNING, POLICY AND RESEARCH
C. Boucher                    Vice President
H. Kifle                      Director, Development Research Department
O. Kane                       Director, Planning and Budgeting Department
P. Afrika                     Director, Operations Policies and Review Department
G. Mbesherubusa               Head, Procurement Unit
Y. Vyas                       Acting Head, Sustainable Development and Poverty Reduction Unit

CORPORATE MANAGEMENT
C. Boucher                    Acting Vice President
G.A. Geenen                   Director, Human Resources Management Department
B. B. Sidibe                  Director, General Services and Procurement Department
I. N'diaye                    Director, Information Management and Methods Department
E. Mbengue                    Acting Head, Language Services Unit

FINANCE
A. Bahgat                     Vice President
A. Oteh (Ms)                  Director, Treasury Department
C. Boamah                     Director, Financial Control Department
T. Turner                     Director, Financial Management Department

OPERATIONS, NORTH, SOUTH AND EAST
T.F. Nkodo                    Vice President
A. D. Mtegha                  Director, Country Operations Department (ADF)
G. Giorgis                    Director, Country Operations Department (ADB)
A. Hamer (Ms.)                Director, Social Development Department
E.G.Taylor-Lewis              Director, Agriculture and Rural Development Department
K. Bedoumra                   Director, Infrastructure Department
L. Borin                      Director, Private Sector Department



OPERATIONS, CENTRAL AND WEST
O.O. Ogunjobi                 Vice President
E.G. Taylor-Lewis             Acting Director, Country Operations Department,
West L. Chakroun              Director, Country Operations Department, Central
C.D. Spencer                  Director, Agriculture and Rural Development Department
Z. El Bakri (Ms.)             Director, Social Development Department
C. A.R. Rakotobe              Director, Infrastructure Department
C. Ross-Croulet               Head, Microfinance Unit


       THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

       The Agreement constitutes the Bank's governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

       The Agreement may be amended only by a resolution of the Bank's Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

MEMBERSHIP OF THE BANK

       Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

       Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank's Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note G of the financial statements included herein).

LEGAL STATUS, IMMUNITIES AND PRIVILEGES

       The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

       The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

       The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

       The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

                      GENERAL DESCRIPTION OF THE SECURITIES

       Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

       Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior ("Senior Securities") and subordinated ("Subordinated Securities"). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

       The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

       The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

                                    TAXATION

       The Securities and the interest on them generally will not be exempt from taxation.

       Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues, including the Securities.

      REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR THE

                     YEARS ENDED 31 DECEMBER 2002 AND 2001


                               TABLE OF CONTENTS

                                                                        PAGES

Reports of the External Auditors                                           34

Balance Sheet - Assets                                                     37

Balance Sheet - Liabilities, Reserves and Capital                          38

Statement of Income and Expenses                                           39

Statement of Comprehensive Income and Changes in Reserves                  40

Statement of Cash Flow                                                     41

Notes to the Financial Statements                                          43

       NOTE: The financial statements for the year ended 31 December 1999 referred to in the Report of the External Auditors dated 29 March 2001 are not included in this Information Statement.

Deloitte & Touche
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Tel: National 020 7936 3000
International + 44 20 7936 3000
Fax (Gp.3): 020 7583 1198
LDE : DX 599
www.deloitte.co.uk

                INDEPENDENT AUDITORS' REPORT TO THE GOVERNORS OF
                          THE AFRICAN DEVELOPMENT BANK

       We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2002 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to Y. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

       This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF MANAGEMENT AND AUDITORS

       Management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards. Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

       We report to you our opinion as to whether the financial statements are presented fairly in all material respects.

       We read the other information published with the financial statements and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information unless we specifically indicate in writing otherwise.

BASIS OF AUDIT OPINION

       We conducted our audit in accordance with International Standards on Auditing. An audit includes examining, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the financial statements and of whether the accounting policies are appropriate to the Bank 's circumstances, consistently applied and adequately disclosed.

       We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

       In our opinion the financial statements present fairly, in all material respects, the state of the Bank 's affairs as at 31 December 2002 and of its profit for the year then ended and have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

DELOITTE & TOUCHE
CHARTERED ACCOUNTANTS
LONDON

31 March 2003

DELOITTE & TOUCHE LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com

                         REPORT OF THE EXTERNAL AUDITORS

            TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

       We have audited the accompanying financial statements of the African Development Bank (the Bank). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the African Development Bank as of 31 December, 2001, and 2000, and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards.

DELOITTE & TOUCHE LLP

28 March 2002

DELOITTE & TOUCHE LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com

                         REPORT OF THE EXTERNAL AUDITORS

            TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

       We have audited the accompanying financial statements of the African Development Bank (the Bank). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the African Development Bank as of 31 December, 2000, and 1999, and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards, and comply with the Agreement establishing the Bank.

DELOITTE & TOUCHE LLP

29 March 2001

                            AFRICAN DEVELOPMENT BANK

                                  BALANCE SHEET

                                     ASSETS

                                                                FOR THE YEARS ENDED 31 DECEMBER,

                                       2002                      2001                     2000                       1999
                            ------------------------  ------------------------  ------------------------  ------------------------
                                     UA          US$           UA          US$           UA          US$           UA          US$
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                            (EXPRESSED IN THOUSANDS OF UA & US$ - NOTE B)
Due from Banks                   89,178      121,239       92,968      116,836       52,151       67,948      125,997      172,736
Demand Obligations                6,830        9,285       27,940       35,113       13,740       17,902       11,582       15,878

Amounts Receivable from
Currency Swaps
Currency swaps receivable-
Borrowings (Notes B & O)        143,110      194,561      132,278      166,238      108,955      141,959      164,344      225,307
Currency swaps receivable-
Investments (Notes B & I)         6,000        8,157        3,490        4,386      147,161      191,738      105,840      145,101
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                149,110      202,718      135,768      170,624      256,116      333,696      270,184      370,408

Investments (Notes B & I)     1,972,621    2,681,818    2,071,256    2,603,010    1,808,452    2,356,250    1,129,846    1,548,962

Non Negotiable Instruments
on Account of Capital (Note H)   57,481       78,147       62,782       78,900       60,596       78,951       75,233      103,141

Accounts Receivable
Accrued income on loans
and Investments                 213,730      290,570      301,375      378,747      144,771      188,624      169,469      232,334
Other Amounts receivable         51,446       69,942       31,865       40,046       68,179       88,831       40,079       54,946
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                265,176      360,512      333,240      418,793      212,950      277,455      209,548      287,280

Loans (Note B, J, S & T)
Disbursed and Outstanding     5,967,662    8,113,156    6,465,811    8,125,779    6,565,595    8,554,379    6,790,338    9,309,214
Less: Accumulated Provision
for Loan Loss                  (491,664)    (668,427)    (494,169)    (621,037)    (421,480)    (549,151)    (387,415)    (531,127)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              5,475,998    7,444,729    5,971,642    7,504,742    6,144,115    8,005,229    6,402,923    8,778,087

Equity Participation (Note K)
ADF                             111,741      151,914      111,741      140,428      111,741      145,588      111,741      153,191
Other Institutions               70,066       95,256       66,742       83,877       66,727       86,939       59,457       81,513
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                181,807      247,170      178,483      224,305      178,468      232,528      171,198      234,704

Less: Accumulated Provision
for Equity Losses               (17,969)     (24,429)     (18,918)     (23,775)     (13,460)     (17,537)     (11,551)     (15,836)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                163,838      222,741      159,565      200,530      165,008      214,991      159,647      218,868

Other Assets
Fixed Assets (Note L)            16,332       22,204       17,952       22,561       14,920       19,439       13,715       18,803
Miscellaneous                       363          493          430          540          693          903          565          775
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 16,695       22,697       18,383       23,102       15,613       20,342       14,280       19,577
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS                  8,196,927   11,143,886    8,873,543   11,151,648    8,728,741   11,372,764    8,395,495   11,509,804
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

The accompanying notes to the Financial Statements form part of this statement.

                            AFRICAN DEVELOPMENT BANK

                                  BALANCE SHEET

                        LIABILITIES, RESERVES AND CAPITAL

                                                                FOR THE YEARS ENDED 31 DECEMBER,

                                       2002                      2001                     2000                       1999
                            ------------------------  ------------------------  ------------------------  ------------------------
                                     UA          US$           UA          US$           UA          US$           UA          US$
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                            (EXPRESSED IN THOUSANDS OF UA & US$ - NOTE B)
Accounts Payable
Accrued Financial charges        90,964      123,667      137,706      173,059      150,193      195,688      142,002      194,678
Other Accounts payable          141,380      192,209      245,275      308,245      146,922      191,426      111,488      152,845
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                232,344      315,876      382,981      481,304      297,115      387,114      253,490      347,522

Amount Payable for Currency
Swaps
Currency swaps payable-
Borrowings (Notes B & O)         41,606       56,564       49,469       62,169       16,923       22,049        4,804        6,586
Currency swaps payable-
Investments (Notes B & I)        20,226       27,498       15,338       19,276       46,354       60,395      102,094      139,966
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 61,832       84,062       64,807       81,445       63,277       82,444      106,898      146,552


Borrowings (Notes O & P)      4,455,040    6,056,716    5,211,280    6,549,172    5,384,063    7,014,950    5,195,961    7,123,403

Equity
Capital (Notes G, U, & V)
(in shares of UA 10,000 each)
Authorized                   21,870,000   29,732,702   21,870,000   27,484,685   21,870,000   28,494,642   21,870,000   29,982,677
Less: Unsubscribed             (360,119)    (489,589)    (378,991)    (476,289)  (1,322,090)  (1,722,564)  (5,110,489)  (7,006,225)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Subscribed Capital           21,509,881   29,243,113   21,491,009   27,008,396   20,547,910   26,772,077   16,759,511   22,976,452
Less: Callable Capital      (19,375,525) (26,341,414) (19,395,208) (24,374,540) (18,531,084) (24,144,335) (14,781,336) (20,264,473)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Paid-up Capital               2,134,356    2,901,700    2,095,801    2,633,856    2,016,826    2,627,743    1,978,175    2,711,979
Add: Amounts paid in
advance                             241          328          253          318          293          382           69           95
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              2,134,597    2,902,027    2,096,054    2,634,174    2,017,119    2,628,125    1,978,244    2,712,074
Less: Amounts in arrears         (9,533)     (12,960)     (18,249)     (22,934)     (19,783)     (25,775)     (33,348)     (45,718)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              2,125,064    2,889,067    2,077,805    2,611,240    1,997,336    2,602,349    1,944,896    2,666,355

Cumulative Exchange
Adjustment on
Subscriptions (Note G)         (141,991)    (193,040)    (129,612)    (162,887)    (126,835)    (165,255)    (121,930)    (167,160)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              1,983,073    2,696,027    1,948,193    2,448,353    1,870,501    2,437,095    1,822,966    2,499,195

Reserves
Special Reserve (Note F)             --           --      299,456      376,335      293,349      382,207      286,474      392,742
General Reserve (Note F)      1,693,413    2,302,229    1,214,403    1,526,177    1,131,289    1,473,968    1,036,480    1,420,962
Net Income for the year after
appropriation to Special
Reserve (Note F)                226,060      307,333      201,554      253,299      109,911      143,204      113,809      156,026
Cumulative Currency Translation
Adjustment (Note B)            (454,835)    (618,357)    (449,131)    (564,436)    (420,764)    (548,218)    (420,583)    (576,598)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Reserves                1,464,638    1,991,205    1,266,282    1,591,375    1,113,785    1,451,162    1,016,180    1,393,132
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Equity                  3,447,711    4,687,232    3,214,475    4,039,728    2,984,286    3,888,256    2,839,146    3,892,327
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
TOTAL LIABILITIES
& EQUITY                      8,196,927   11,143,886    8,873,543   11,151,648    8,728,741   11,372,764    8,395,495   11,509,804
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

The accompanying notes to the Financial Statements form part of this Statement.

                            AFRICAN DEVELOPMENT BANK

                           ORDINARY CAPITAL RESOURCES

                        STATEMENT OF INCOME AND EXPENSES

                                                                  FOR THE YEARS ENDED 31 DECEMBER,

                                       2002                      2001                     2000                       1999
                            ------------------------  ------------------------  ------------------------  ------------------------
                                     UA          US$           UA          US$           UA          US$           UA          US$
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                            (EXPRESSED IN THOUSANDS OF UA & US$ - NOTE B)
OPERATIONAL INCOME
& EXPENSES
Income on loans
Interest                        389,002      528,856      433,719      545,068      421,831      549,608      446,775      612,506
Commitment charges               20,325       27,632        7,993       10,045        9,455       12,319       13,965       19,145
Statutory commission              5,492        7,466        6,107        7,675        6,875        8,958        9,717       13,322
Income from investments
(Note I)                         74,011      100,619      121,318      152,464       89,526      116,644       60,112       82,411
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Income from loans and
investments                     488,830      664,574      569,137      715,252      527,687      687,529      530,569      727,384
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Borrowing expenses (Note O)
Interest                       (254,309)    (345,738)    (345,205)    (433,830)    (334,663)    (436,036)    (336,101)    (460,778)
Amortisation of issuance costs   (4,377)      (5,951)      (4,246)      (5,336)      (5,000)      (6,515)      (9,045)     (12,400)
Provision for loan losses
(Note J)                         (3,492)      (4,747)     (53,799)     (67,611)     (37,357)     (48,673)     (27,118)     (37,177)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net operational income          226,652      308,138      165,887      208,475      150,667      196,306      158,305      217,028
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Other Expenses, net
Administrative expenses
(Note M)                        113,831      154,755      103,540      130,122       93,788      122,197       89,964      123,336
Management fees (Note N)        (81,559)    (110,881)     (73,188)      91,978      (64,013)     (83,403)     (59,681)     (81,820)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 32,272       43,874       30,352       38,144       29,775       38,794       30,283       41,516
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Other income                     (1,248)      (1,697)      (1,404)      (1,764)      (1,662)      (2,165)      (1,296)      (1,777)
Depreciation                      5,509        7,490        5,624        7,068        3,999        5,210        3,918        5,371
Provisions for equity
investments                          56           76        5,875        7,383        1,688        2,199        1,841        2,524
Loss (gain) on exchange           1,208        1,642           91          114           81          106           33           45
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total other expenses (net)       37,797       51,386       40,538       50,945       33,881       44,144       34,779       47,680
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Operating Income                188,855      256,752      125,349      157,530      116,786      152,162      123,526      169,348

Unrealised net gains
on non-trading
derivatives - IAS 39
adjustment (Notes B & O)         37,205       50,581       82,312      103,444           --           --           --           --
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET INCOME                      226,060      307,333      207,661      260,974      116,786     152,162       123,526      169,348
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

The accompanying notes to the Financial Statements form part of this Statement.

                            AFRICAN DEVELOPMENT BANK

            STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES

                                                                  FOR THE YEARS ENDED 31 DECEMBER,

                                       2002                      2001                     2000                       1999
                            ------------------------  ------------------------  ------------------------  ------------------------
                                     UA          US$           UA          US$           UA          US$           UA          US$
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                            (EXPRESSED IN THOUSANDS OF UA & US$ - NOTE B)
Net Income                      226,060      307,333      207,661      260,974      116,786      152,162      123,526      169,348
Other Comprehensive Income/
(Losses) :
IAS 39 Transition Adjustment         --           --      (10,797)     (13,569)          --           --           --           --

Currency Translation Adjustment  (5,704)      (7,755)     (28,367)     (35,650)        (184)        (240)     (10,505)     (14,409)

                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Other Comprehensive
Income/(Loss)                    (5,704)      (7,755)     (39,164)     (49,219)        (184)        (240)     (10,505)     (14,409)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
COMPREHENSIVE INCOME            220,356      299,578      168,497      211,755      116,602      151,922      113,016      154,939
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Reserves at 1 January:
General                       1,415,957    1,925,022    1,241,200    1,559,853    1,150,289    1,498,723
Specific                        299,456      407,116      293,349      368,660      286,474      373,250      276,757      379,420
Cumulative Currency
Translation Adjustment         (449,131)    (610,603)    (420,764)    (528,787)    (420,580)    (547,978)    (410,070)    (562,185)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Reserves at 1 January   1,266,282    1,721,536    1,113,785                 1,016,183    1,323,995
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Board of Governors-approved
allocation/transfers:
African Development Fund        (10,000)     (13,595)     (10,000)     (12,567)     (10,000)     (13,029)     (10,000)     (13,710)
Highly Indebted Poor Countries   (6,000)      (8,157)      (6,000)      (7,540)      (6,000)      (7,817)      (6,000)      (8,226)
Special Relief Fund              (5,000)      (6,798)          --           --       (3,000)      (3,909)          --           --
Special Relief Fund              (6.000)      (8.157)      (6.000)      (7.540)      (6.000)      (7.817)      (6.000)      (8.226)
Technical Assistance Fund for
ADB-only countries               (1,000)      (1,360)          --           --           --           --           --           --
Total net income allocation/
transfers                       (22,000)     (29,909)     (16,000)     (20,108)     (19,000)     (24,755)     (16,000)     (21,936)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Reserves at the end of
the year                      1,464,638    1,991,205    1,266,282    1,591,375    1,113,785    1,451,162    1,016,183    1,393,410
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Reserves at the end of
the year composed of:
General                       1,919,473    2,609,562    1,415,957    1,779,476    1,241,200    1,617,172
Specific                             --           --      299,456      376,335      293,349      382,207      286,474      392,742
Cumulative Currency
Translation Adjustment         (454,835)    (618,358)    (449,131)    (564,436)    (420,764)    (548,218)    (420,580)    (576,594)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
TOTAL RESERVES AT THE
END OF THE YEAR               1,464,638    1,991,204    1,266,282    1,591,375    1,113,785    1,451,162    1,016,183    1,393,410
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

The accompanying notes to the financial statements form part of this Statement.

                            AFRICAN DEVELOPMENT BANK

                           ORDINARY CAPITAL RESOURCES

                             STATEMENT OF CASH FLOW

                                                                  FOR THE YEARS ENDED 31 DECEMBER,

                                       2002                      2001                     2000                       1999
                            ------------------------  ------------------------  ------------------------  ------------------------
                                     UA          US$           UA          US$           UA          US$           UA          US$
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                            (EXPRESSED IN THOUSANDS OF UA & US$ - NOTE B)
CASH FLOWS FROM:
LENDING, INVESTMENT
AND DEVELOPMENT
ACTIVITIES:
Disbursements on loans         (499,769)    (679,446)    (484,754)    (609,205)    (410,940)    (535,418)    (511,044)    (700,616)
Repayments of loans             996,638    1,354,949      492,956      619,513      626,855      816,736      640,110      877,559
Investments - movement in
Held-to-maturity, maturing
after 3 months               (1,165,278)  (1,584,219)          --           --
Equity participation -
acquisition/movement             (6,252)       8,500        1,324        1,664       (4,621)      (6,021)     (29,843)     (40,913)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net cash provided by lending
and development activities     (674,661)    (917,215)       9,526       11,972      211,294      275,297       99,223      136,030
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
OPERATING ACTIVITIES:
Net Income                      226,060      307,333      207,661      260,974      116,786      152,162      123,526      169,348
Adjustments to reconcile net
income to net cash provided by
operating activities:
Depreciation                      5,509        7,490        5,624        7,068        3,999        5,210        3,918        5,371
Provision for loan losses         3,492        4,747       53,799       67,611       37,357       48,673       27,118       37,177
Changes in other assets           1,687        2,294       (8,392)     (10,547)      (5,331)      (6,946)      (8,242)     (11,299)
Changes in accrued income on
loans and investments            87,646      119,156     (156,603)     196,808       24,699       32,181        1,085        1,487
Changes in accrued financial
charges                         (45,313)     (61,604)      (9,982)     (12,545)       8,190       10,671       (3,689)      (5,057)
Derivatives assets/liability
movement                        (50,646)     (68,854)     (35,590)     (44,727)          --           --           --           --
Amortization of borrowing
costs                             4,377        5,951        4,246        5,336        5,000        6,515        9,045       12,400
Changes in other receivables
and payables                   (121,994)    (165,853)     108,002      135,729       11,604       15,119       31,221       42,802
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net cash provided by
operating activities            110,818      150,659      168,765      212,092      202,304      263,584      183,982      252,230
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
FINANCING ACTIVITIES:
New issues                      944,141    1,283,579    1,584,223    1,990,941      736,970      960,206      341,100      467,631
Repayments on borrowings     (1,649,270)  (2,242,216)  (1,565,866)  (1,967,871)    (499,964)    (651,408)    (780,917)  (1,070,598)
Net cash from currency swaps    (31,953)     (43,441)     (50,279)     (63,187)      17,527       22,836       (4,762)      (6,528)
Net cash from capital
subscriptions                    52,560       71,456       78,283       98,381       67,077       87,395       29,773       40,817
Increase (Decrease) in grants        --           --           --           --           --           --           --           --
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net cash provided by
financing activities           (684,522)    (930,621)      46,361       58,263      321,610      419,029     (414,806)    (568,678)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Effect of exchange rate changes
on cash and investments         (21,715)     (29,522)     (33,685)     (42,333)     (29,641)     (38,620)     (40,106)     (54,983)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Movement in net cash and
investments                  (1,270,080)  (1,726,699)     190,967      239,994      705,567      919,290     (171,707)    (235,402)
Cash and investments at
beginning of the year         2,152,376    2,926,198    1,961,409    2,464,962    1,255,843    1,636,250    1,427,550    1,957,100
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Cash and investments at
end of the year                 882,296    1,199,499    2,152,376    2,704,956    1,961,410    2,555,541    1,255,843    1,721,698
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Composed of:
Investments - trading
portfolio                       798,918    1,086,145     2,071,256   2,603,010    1,808,452     2,356,251   1,129,846    1,548,962
Swaps on investments (net)      (14,226)     (19,341)     (11,848)     (14,890)     100,807      131,342           --           --
Investments -
Held-to-maturity, maturing
within 3 months                   8,426       11,455           --           --
Cash                             89,178      121,239       92,968      116,836       52,151       67,948      125,997      172,736
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                882,296    1,199,499    2,152,376    2,704,956    1,961,410    2,555,541    1,255,843    1,721,698
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                            AFRICAN DEVELOPMENT BANK

                           ORDINARY CAPITAL RESOURCES

                       STATEMENT OF CASH FLOW (CONTINUED)


                                                                  FOR THE YEARS ENDED 31 DECEMBER,

                                       2002                      2001                     2000                       1999
                            ------------------------  ------------------------  ------------------------  ------------------------
                                     UA          US$           UA          US$           UA          US$           UA          US$
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                            (EXPRESSED IN THOUSANDS OF UA & US$ - NOTE B)
SUPPLEMENTARY Disclosure:
Increase/(Decrease)
resulting  from exchange
rate fluctuations:
Loans                            (4,773)      (6,489)      82,207      103,312        8,827       11,501     (157,988)    (216,594)
Borrowings                      (61,104)     (83,072)    (186,171)    (233,967)     (53,119)     (69,209)     283,260      388,335
Currency swaps                   66,855       90,891      123,276      154,925       49,982       65,122     (143,029)    (196,086)
Capital subscriptions                --           --           --           --       44,142       57,513       (3,950)      (5,415)


The accompanying notes to the Financial Statements form part of this Statement.

                            AFRICAN DEVELOPMENT BANK

              NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED
                            31 DECEMBER 2002 AND 2001

NOTE A - OPERATIONS

       The African Development Bank (the Bank) is a multilateral development institution dedicated to the economic and social progress of its regional member states. The Bank finances development related projects and programs in regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The Bank's financial statements are prepared in accordance with International Accounting Standards promulgated by the International Accounting Standards Board.

       The significant accounting policies employed by the Bank are summarized below.

ACCOUNTING FOR DERIVATIVES

       The Bank adopted the International Accounting Standard number 39 (IAS
39), "Financial Instruments Recognition and Measurement", on 1 January 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather measures all derivatives at fair value, with all changes in fair value recognized in income. The effects of the adoption of IAS 39 relate primarily to the derivatives in the borrowings portfolio. No adjustment is required to the investments portfolio held for trading, since those derivatives were already recorded at fair value.

       Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represents, inter alia, the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at 1 January 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

MONETARY BASIS OF FINANCIAL STATEMENTS

       The financial statements are expressed in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right
(SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

TRANSLATION OF CURRENCIES

       The Bank conducts its operations in numerous currencies. Income and expenses are converted to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into Units of Account at rates prevailing at the balance sheet dates. The translation difference relating to payments of capital subscriptions denominated at a fixed UA/USD exchange rate (see Note G) and received during the year is reported under Cumulative Exchange Adjustment on Subscriptions at the balance sheet date. All other translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Other Comprehensive Income".

       When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

LOANS

       Except for private sector development loans, all of the Bank's loans are made to, or guaranteed by member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

       The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by 6 months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country are placed in nonaccrual status, all loans made to or guaranteed by that member country are also placed in nonaccrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in nonaccrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in nonaccrual status until after a period of satisfactory performance.

       The Bank may experience delays in receiving loan repayments from certain borrowers. To accommodate the possible present value losses associated with such delays, the Bank maintains a general provision for possible loan losses based on an assessment of the Collectability risk of the disbursed and outstanding public sector loan portfolio. For the private sector portfolio, the Bank assesses Collectability risk on a loan-by-loan basis and provides for loan losses accordingly.

       It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

       During the year, in connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures were taken. Furthermore, there is no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. The Bank does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

FIXED ASSETS

       Land is stated at cost, including charges for reclamation. No depreciation is provided.

       Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

       Fixtures and fittings, furniture and equipment and motor vehicles are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Motor vehicles are depreciated over 5 years.

BORROWINGS

       In the ordinary course of its business, the Bank borrows worldwide in the capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Due to the complex nature of these instruments, the separation of the embedded derivatives from the borrowing contract may result in subjective terms being assigned to the borrowing contract and may not reliably reflect the underlying economic substance of the Bank's borrowing activities. In compliance with IAS 39 and to provide more meaningful disclosure of the Bank's borrowing activities, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

       The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

INVESTMENTS

       Investments securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. All other investment securities are held in a trading portfolio and due to their nature and the Bank's policies governing the level and use of such investments, they are classified as an element of liquidity in the Statement of Cash Flows. Held-to-maturity investments maturing within 3 months from the balance sheet date are also included in liquidity in the Statement of Cash Flows. Investments in the trading portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income. The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

       Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

FAIR VALUE DISCLOSURE

       Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

       The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

       CASH: The carrying amount reported in the Balance Sheet for cash approximates fair value.

       INVESTMENTS: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

       SWAPS: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

       BORROWINGS: The fair values of the Bank's borrowings are based on quoted market prices, where available or at par where market prices are not available.

       LOANS: ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of multiple currency fixed rate loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparative maturities. The estimated fair value of variable and floating rate loans as well as single currency fixed rate loans is considered to approximate carrying value.

POST - RETIREMENT BENEFITS

       Actuarial gains or losses that arise on post-retirement benefits are recognised in the income statement in accordance with IAS19. At the beginning of the reporting period, the unrecognised net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the fair value of plan assets. Any excess is recognized in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

COMPREHENSIVE INCOME

       Comprehensive income consists of net income and other gains and losses affecting equity that, under International Accounting Standards, are excluded from net income. For the Bank, comprehensive income comprises the effects of implementing IAS 39 in 2001, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserves.

ACCOUNTING ESTIMATES

       The preparation of financial statements in conformity with International Accounting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans and borrowings, and in the determination of the accumulated provision for loan losses.

NOTE C - EXCHANGE RATES

       The rates used for translating currencies into Units of Account at 31 December 2002 and 2001 are as follows:

                                                       2002            2001
                                               ------------   -------------
1 UA = SDR =     Algerian Dinar                  105.702000       98.474600
                 Angolan Kwanza                   62.828900       34.774600
                 Botswana Pula                     7.398040        8.707460
                 Brazilian Real                    4.802520        2.913910
                 Canadian Dollar                   2.147500        2.001470
                 Chinese Yuan                     11.212300       10.392500
                 CFA Franc                       850.376000      934.568000
                 Danish Kroner                     9.628440       10.583600
                 Egyptian Pound                    5.958360        5.336500
                 Ethiopian Birr                   11.338000       10.919300
                 Euro                              1.296390        1.424740
                 Gambian Dalasi                   25.458500       19.058400
                 Ghanaian Cedi                 10937.000000     9224.990000
                 Guinean Franc                  2606.520000     2515.650000
                 Indian Rupee                     65.298000       60.696600
                 Japanese Yen                    162.414000      165.491000
                 Kenyan Shilling                 105.280000       99.986500
                 Korean Won                     1621.700000     1652.880000
                 Kuwaiti Dinar                     0.407082        0.385572
                 Libyan Dinar                      1.644740        0.816990
                 Mauritian Rupee                  38.984200       38.415700
                 Moroccan Dirham                  14.018000       14.584000
                 Nigerian Naira                  167.377000      143.920000
                 Norwegian Krone                   9.470060       11.328800
                 Pound Sterling                    0.843483        0.866470
                 Sao Tome Dobra                12146.900000    11447.800000
                 Saudi Arabian Riyal               5.098220        4.708590
                 South African Rand               11.746300       15.239700
                 Swedish Krona                    11.954200       13.394300
                 Swiss Franc                       1.885390        2.106050
                 Ugandan Shilling               2439.990000     2186.980000
                 US Dollar                         1.359520        1.256730
                 Zimbabwean Dollar                73.060500       70.340100

       No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE D - SPECIAL FUNDS

       Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At 31 December 2002 and 2001, the following funds were held separately from those of the ordinary capital resources:

       1. THE NIGERIA TRUST FUND was established under an agreement signed on 26 February 1976, between the African Development Bank and the Federal Republic of Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

       During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third instalment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

       The summary of the resources and assets of the Nigeria Trust Fund as at 31 December 2002 and 2001 is as follows:

                                                           2002          2001
                                                        -------       -------
                                                            (UA THOUSANDS)

Contribution received                                   128,586       128,586
Funds generated (net)                                   345,452       338,559
Adjustment for translation of currencies                (74,255)      (42,108)
                                                        -------       -------
                                                        399,783       425,037
                                                        -------       -------
Represented by:

Due from banks                                            2,087         1,099
Investments                                             338,953       355,303
Interest & charges receivable on loans                    1,410           859
Accrued interest on loans and investments                   859         1,900
Other amounts receivable                                    247            29
Loans outstanding                                        57,713        66,692
                                                        -------       -------
                                                        401,269       425,882
Less: Current liabilities                                (1,486)         (845)
                                                        -------       -------
                                                        399,783       425,037
                                                        =======       =======


       2. THE SPECIAL RELIEF FUND (FOR AFRICAN COUNTRIES AFFECTED BY DROUGHT) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

       The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

       The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2002 and 2001, is as follows:

                                                           2002          2001
                                                        -------       -------
                                                            (UA THOUSANDS)

Fund balance                                             32,602        27,602
Funds generated                                           3,487         3,810
Funds allocated to SDA                                        1             2
Less: Relief disbursed                                  (28,696)      (27,563)
                                                        -------       -------
                                                          7,394         3,851
                                                        =======       =======
Represented by:
Due from Bank                                             7,372         1,830
Investments                                                  22            20
Accrued interest on investments                               -             1
Amount due from ADF                                           -         2,000
                                                        -------       -------
                                                          7,394         3,851
                                                        =======       =======

       At 31 December 2002, a total of UA 5.70 million (2001: UA 2.19 million) had been committed but not yet disbursed under the Special Relief Fund.

       3. THE STAFF RETIREMENT PLAN (the Plan), a defined benefit plan established under Board of Governors' Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of six months service without interruption of more than thirty days.

       The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. The Plan is funded through employee and Bank contributions of 7 percent and 14 percent respectively, of pensionable remuneration. The pensionable remuneration is the basic salary grossed up by a tax factor. The tax factor is an average rate intended to compensate for any taxes that might be imposed on the participant's pension income. All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At 31 December 2002, the bulk of the investments of the Plan were under external management and these were invested in indexed funds, with the objective of matching the returns of the MSCI World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities.

       In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2002 and 2001 for the Bank, the African Development Fund, and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

                                                           2002          2001
                                                        -------       -------
                                                            (UA MILLIONS)

Net current service cost                                   9.02          7.25
Interest cost                                              6.59          6.25
Expected return on plan assets                            (6.03)        (6.34)
Net actuarial loss recognised in the year                  1.27            --
                                                        -------       -------
Pension expense for the year                              10.85          7.16
                                                        =======       =======

       At 31 December 2002, the Bank Group's liability to the Plan amounted to UA 2.70 million (2001: UA 4.42 million). This liability, which is included in "Other accounts payable" on the balance sheet, comprised the following:

                                                           2002          2001
                                                        -------       -------
                                                             (UA MILLIONS)

Change in plan assets:
  Market value of Plan assets at beginning of the year    96.43        102.28
  Expected return on assets                                6.03          6.34
  Employer's contribution                                 12.57          7.44
  Plan participants' contributions                         4.07          3.73
  Benefits paid                                           (3.44)        (4.49)
  Actuarial loss                                         (16.15)       (18.87)
                                                        -------       -------
  Market value of Plan assets at end of the year          99.51         96.43
                                                        -------       -------
Change in benefits obligation:
  Benefit obligation at beginning of the year            125.36        104.15
  Current service cost                                     9.02          7.25
  Employee contributions                                   4.07          3.73
  Interest cost                                            6.59          6.25
  Actuarial loss                                           4.16          8.47
  Benefits paid                                           (3.44)        (4.49)
                                                        -------       -------
  Benefit Obligation at the end of the year              145.76        125.36
                                                        -------       -------
Deficit                                                  (46.25)       (28.93)
Unrecognized actuarial loss (gain)                        43.55         24.51
                                                        -------       -------
Liability at end of the year                              (2.70)        (4.42)
                                                        =======       =======

       There were no unrecognised past service costs at 31 December 2002. Assumptions used in the actuarial valuations at 31 December 2002 and 2001 are as follows:

                                                           2002          2001
                                                        -------       -------
                                                             (IN PERCENT)

Discount rate                                              5.25          5.32
Expected return on plan assets                             6.00          6.00
Rate of salary increase                                    4.00          4.00
Future pension increase                                    2.50          2.50


NOTE E - TRUST FUNDS

       The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

       1. THE MAMOUN BEHEIRY FUND was established under Board of Governors' Resolution 11-70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

       2. THE ARAB OIL FUND (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of 4 July 1974. Under a protocol agreement dated 15 November 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On 11 August 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At 31 December 2002, a total of US$ 13.45 million (2001:
US$ 13.34 million) had been so repaid.

       3. THE SPECIAL EMERGENCY ASSISTANCE FUND FOR DROUGHT AND FAMINE IN AFRICA
(SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity
(OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

       The financial highlights of these Trust Funds at 31 December 2002 and 2001 are summarized below:

                                                           2002          2001
                                                        -------       -------
                                                            (UA THOUSANDS)

(A)    MAMOUN BEHEIRY FUND

       Contribution                                         152           152
       Income from Investments                              164           149
                                                        -------       -------
                                                            316           301
       Less: Prize Awarded                                  (13)          (13)
               Gift                                         (25)          (25)
                                                        -------       -------
                                                            278           263
                                                        -------       -------
       Represented by:

       Short-term deposits                                  263           248
       Due from banks                                        13            13
       Accrued Interest                                       2             2
                                                        -------       -------
                                                            278           263
                                                        -------       -------
(B)   ARAB OIL FUND (CONTRIBUTION OF ALGERIA)

       Net Contribution                                     735           881
                                                        -------       -------
       Represented by:

       Loans Disbursed net of repayments                    735           881
                                                        -------       -------
(C)   SPECIAL EMERGENCY ASSISTANCE FUND FOR DROUGHT
       AND FAMINE IN AFRICA

       Contributions                                     23,157        25,051
       Funds Generated                                    5,419         5,752
                                                        -------       -------
                                                         28,576        30,803
       Relief Granted                                   (23,648)      (25,159)
                                                        -------       -------
                                                          4 928         5 644
                                                        -------       -------
       Represented by:

       Due from banks                                       514           758
       Investments                                        4,413         4,886
       Accrued Interest                                       1             -
                                                        -------       -------
                                                          4,928         5,644
                                                        -------       -------
       TOTAL RESOURCES & ASSETS OF TRUST FUNDS            5,941         6,788
                                                        =======       =======

NOTE F - RESERVES, NET INCOME ALLOCATIONS AND TRANSFERS

       The Special Reserve consists of statutory commissions received on loans, set aside pursuant to Article 20 of the Agreement Establishing the Bank and are to be held in liquid form and to be used for the purposes of meeting liabilities of the Bank on borrowings and guarantees.

       In June 1987, the Board of Governors resolved to phase out the statutory commissions over a period of three years commencing 1 January 1987. The statutory commission rates were 1 percent per annum on all loans granted on or prior to 31 December 1986; 0.50 percent per annum for loans granted in 1987;
0.25 percent per annum for loans granted in 1988; and none for loans granted after 1988.

       In 2001, the Board of Governors, by virtue of its Resolution B/BG/2001/08 amending the Agreement Establishing the Bank, approved the deletion of Article 20, which established the Special Reserve and authorized the setting aside, to the Special Reserve, of the statutory commission received on loans. Furthermore, by virtue of its Resolution B/BG/2001/10, the Board of Governors approved the closure of the Special Reserve account and the transfer of the funds therein to the General Reserve. Following the acceptance of the amendments to the Bank's Agreement by the requisite number and majority of member states and the entry into force of the deletion of Article 20 of the Agreement on 5 July 2002, the balance on the Special Reserve account has been transferred to the General Reserve account.

       The General Reserve represents retained earnings, including the balance transferred from the Special Reserve following the deletion of Article 20 of the Agreement Establishing the Bank. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on 1 January 2001.

NOTE G - CAPITAL STOCK

       The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The new shares, a total of 567,000 shares, are divided into paid up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The new shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

       Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorised capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

       The subscribed capital increased from UA 21.49 billion as at 31 December 2001 to UA 21.51 billion as at 31 December 2002.

       In accordance with the Share Transfer Rules of the Bank, as amended, as well as the decision of Board of Directors regarding shares of the former Socialist Republic of Yugoslavia, shares have been reallocated to certain regional member countries. Furthermore, by the Board of Governors Resolution B/BG/92/08, shares corresponding to UA 360.12 million were unsubscribed as at 31 December 2002. This amount is made up of UA 47.92 million representing the shareholding of the former Socialist Federal Republic of Yugoslavia, UA 65.88 million earmarked for allocation under pre GCI-V to certain member countries, UA
231.97 corresponding to GCI-IV shares which are paid-up shares to be issued upon payment of future cash installment, and UA 14.35 million corresponding to GCI-V shares. In conformity with the finding of the UN General Assembly, the Board of Directors agreed that the former Socialist Federal Republic of Yugoslavia no longer exists and hence no longer forms part of the Bank and the Fund. Consequently, its shareholding of UA 47.92 million (UA 41.93 million callable shares and UA 5.99 million paid-up shares) was frozen and the UA 5.99 million transferred to a suspense account, pending a final decision of the Board of Directors. In 2002, the Board of Directors approved a proposal to transfer the shares of the former Yugoslavia to the Bank as Treasury Shares, in accordance with Article 6(6) of the Bank Agreement and the Share Transfer Rules, and to offer membership of the Bank to each of the successor states of the former Yugoslavia subject to their meeting specified conditions including the assumption pro rata of a portion of the contingent liabilities of Yugoslavia to the Bank as at 31 December 1992. If, however, none of these states are accepted as members of the Bank, the shares of the former Yugoslavia would be dealt with in accordance with the Share Transfer Rules and the resulting proceeds distributed pro rata to the successor states. The proposal has been communicated to the successor states.

       Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$
1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Exchange differences also arise when subscriptions are translated at exchange rates ruling at the balance sheet date. Such conversion differences are debited or credited to the Cumulative Exchange Adjustment on Subscriptions.

       At 31 December 2002, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

                                                           2002          2001
                                                        -------       -------
                                                            (UA THOUSANDS)

Balance at 1 January                                    129,612       126,835
Net conversion losses on new subscriptions               12,379         2,777
                                                        -------       -------
Balance at 31 December                                  141,991       129,612
                                                        =======       =======

Note H - Non-negotiable Instruments

       Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

       (A) Five equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

       (B) five equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

       Non-regional members were required to make their payments solely in convertible currencies.

       The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

       (A) REGIONAL MEMBERS - 50 percent in five equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member State, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual installments, commencing on the fifth anniversary of the first subscription payment date.

       (B) NON-REGIONAL MEMBERS - five equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

       Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

NOTE I - INVESTMENTS

       As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

       For government and agency obligations, the Bank may only invest in obligations with a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of
A. Over-the counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA- at the time of the transaction.

       Income from investments comprised interest income of UA 71.47 million (2001: UA 116.58 million) and net realized and unrealized gains on investments of UA 2.54 million (2001: UA 4.74 million).

       The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At 31 December 2002, UA 168.92 million (2001: UA 166.29 million) of government and other obligations were under external management.

       A summary of the Bank's trading investments at 31 December 2002 and 2001 follows:

                                      US DOLLARS              EURO               GBP             OTHERS         ALL CURRENCIES
                                  -----------------   -----------------   ---------------   ---------------    ----------------
                                     2002      2001      2002      2001     2002     2001     2002     2001      2002      2001
                                  -------   -------   -------   -------   ------  -------   ------   ------    ------    ------
                                                                     (AMOUNTS IN UA MILLIONS)
TIME DEPOSITS
Carrying Value                      62.63     76.66    136.55     55.55    12.73     5.01    16.70    81.70    228.61    218.92
Average.Balance during the Year     89.71    253.12     86.67    182.32    12.83    85.12    28.07   106.20    217.28    626.76
Average Yield (%)                    1.40      5.12      3.06      3.10     4.40     5.12     9.15     1.35      3.24      3.89
Average Maturity (year)              0.02      0.01      0.03      0.01     0.04     0.01     0.08     0.26      0.03      0.11
ASSET-BACKED SECURITIES
Carrying Value                     145.37    331.96    151.51    264.63       --    39.63       --       --    296.88    636.22
Average Balance during the Year    150.00    256.22    156.25    233.45       --    35.60       --       --    306.25    525.27
Average Yield (%)                    4.22      5.52      3.11      4.63       --     5.38       --       --      3.65      5.11
Average Maturity (year)              0.93      3.02      0.96      2.00       --     2.02       --       --      0.95      2.53
GOVERNMENT AND AGENCY
OBLIGATIONS
Carrying Value                      68.24    120.86      7.76     15.10       --    30.31     2.45    18.24     78.45    184.51
Average Balance during the Year     70.51    102.32      8.01     11.23       --    25.30     2.53    16.20     81.05    155.05
Average Yield (%)                    4.12      5.25      3.48      4.53       --     5.63     6.24     1.63      4.12      4.88
Average Maturity (year)              0.73      3.25      0.18      2.12       --     3.40     0.07     2.14      0.66      3.07
CORPORATE BONDS
Carrying Value                      32.03    341.21    128.78    449.59     6.10   169.22    28.07    71.59    194.98   1031.61
Average Balance during the Year     33.09    455.91    133.06    478.99     6.30   113.20    29.01   130.16    201.46   1178.26
Average Yield (%)                    4.97      5.76      5.54      5.52     4.69     6.90     1.64     2.56      4.86      5.42
Average Maturity (year)              0.90      3.42      0.83      2.35     0.79     3.52     0.85     2.96      0.86      2.94
TOTAL TRADING INVESTMENTS
Carrying Value                     308.27    870.69    424.60    784.87    18.83   244.17    47.22   171.53    798.92   2071.26
Average Balance during the Year    343.31   1067.57    383.99    905.99    19.13   259.22    59.61   252.56    806.54   2485.34
Average Yield (%)                    3.53      5.50      3.95      4.79     4.49     5.98     5.37     1.99      3.89      4.93

SWAPS (NET)
Carrying Value (net)                32.01    133.26   (125.58)  (235.83)   57.46   118.93    21.88   (28.21)   (14.23)   (11.85)
Average Balance during the Year     33.08    125.63   (129.75)  (256.32)   59.37   105.26    22.60   (29.53)   (14.70)   (54.96)
Average Yield (%)                    5.99      5.57      4.05      5.42     5.36     6.85     5.37     2.50     (7.64)     0.77
Average Maturity (year)              0.85      3.12      0.63      2.02     0.06     3.44     0.50     2.06      0.78      1.15

The investment swaps on a
gross basis are:
Assets                                                                                                           6.00      3.49
Liabilities                                                                                                    (20.23)   (15.34)
                                                                                                               -------   -------
                                                                                                               (14.23)   (11.85)

       A summary of the Bank's investments held to maturity at 31 December 2002 follows:

                                                      US                                    OTHER           ALL
                                                 DOLLARS          EURO          GBP    CURRENCIES    CURRENCIES
                                                --------      --------     --------    ----------    ----------
                                                               (AMOUNTS IN UA MILLIONS)
TIME DEPOSITS
Carrying Value                                      1.04           --            --            --          1.04
Average. Balance During the Year                    1.55           --            --            --          1.55
Average Yield (%)                                   1.29           --            --            --          1.29
Average Maturity (year)                             0.04           --            --            --          0.04
GOVERNMENT AND
AGENCY OBLIGATIONS
Carrying Value                                    370.67        148.69       186.96         28.78        735.10
Average Balance During the Year                   335.05        140.59       164.23         29.85        669.72
Average Yield (%)                                   4.75          3.03         3.26          1.84          3.89
Average Maturity (year)                             6.15          6.37         5.33          7.26          6.03
ASSET BACKED SECURITIES
Carrying Value                                        --         43.52         8.32            --         51.84
Average Balance During the Year                       --         43.85         8.75            --         52.60
Average Yield (%)                                     --          3.75         5.23            --          4.00
Average Maturity (year)                               --          5.90         5.05            --          5.76
CORPORATE BONDS
Carrying Value                                    160.32        122.77        50.37         52.26        385.72
Average Balance During the Year                   140.85        119.02        48.56         45.25        353.68
Average Yield (%)                                   4.12          3.96         4.25          1.68          3.77
Average Maturity (year)                             5.64          4.42         4.56          7.72          5.39
TOTAL INVESTMENTS HELD TO MATURITY
Carrying Value                                    532.03        314.98       245.65         81.04       1173.70
Average Balance During the Year                   477.45        303.46       221.54         75.10       1077.55
Average Yield (%)                                   4.55          3.50         3.55          1.74          3.85

       The maturity structure of held-to-maturity investments as at 31 December 2002 was as follows:
                                                            (UA MILLIONS)
                                                            ------------
1 January 2003 to 31 December 2003                                 72.36
1 January 2004 to 31 December 2004                                 65.62
1 January 2005 to 31 December 2005                                 76.71
1 January 2006 to 31 December 2006                                 58.30
1 January 2007 to 31 December 2007                                 86.32
1 January 2008 to 31 December 2010                                327.69
1 January 2011 to 31 December 2011                                486.70
                                                               ---------
TOTAL                                                           1,173.70
                                                               =========
       The Bank had no held-to-maturity investments in 2001.

NOTE J - LOANS

       The Bank's loan portfolio includes the following:

       MULTI-CURRENCY FIXED RATE LOANS: For all loans negotiated prior to 1 July 1990, the Bank charges interest at fixed rates. The estimated fair value of these loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparable maturities.

       MULTI-CURRENCY VARIABLE RATE LOANS: Effective from 1 July 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value of variable rate loans is considered to approximate carrying value.

       SINGLE CURRENCY VARIABLE RATE LOANS: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium- to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value of single currency variable rate loans is considered to approximate carrying value.

       SINGLE CURRENCY FLOATING RATE LOAN: The Bank introduced LIBOR-based single currency floating rate loans with effect from 1 October 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value of single currency floating rate loans is considered to approximate carrying value.

       SINGLE CURRENCY FIXED RATE LOAN: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months' LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

       CONVERSION OF MULTI-CURRENCY POOL-BASED VARIABLE RATE LOANS: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were 1 October 1997 and 1 March 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

       THE PRIVATE SECTOR LOANS: These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

FAIR VALUE

       Loans are expressed in Units of Account, but repaid in the currencies disbursed.

       At 31 December 2002 and 2001, the carrying and estimated fair values of loans were as follows:

                                                          2002                       2001
                                                 ----------------------     -----------------------
                                                  CARRYING    ESTIMATED      CARRYING     ESTIMATED
                                                     VALUE   FAIR VALUE         VALUE    FAIR VALUE
                                                 ---------  -----------     ---------    ----------
                                                                    (UA THOUSANDS)
Public Sector Variable Rate Loans                3,691,857    3,691,857     3,777,915     3,777,915
Public Sector Fixed Rate Loans                   2,106,910    2,133,800     2,609,913     2,877,994
Private Sector Loans                               168,895      168,895        77,983        77,983
                                                 ---------    ---------     ---------     ---------
                                                 5,967,662    5,994,552     6,465,811     6,733,892

Less: Accumulated Provision for Loan Losses       (491,664)    (491,664)     (494,169)     (494,169)
                                                 ---------    ---------     ---------     ---------
NET LOANS                                        5,475,998    5,502,888     5,971,642     6,239,723
                                                 =========    =========     =========     =========

PROVISIONS

       The movements in the accumulated provision for loan losses for 2002 and 2001 were as follow:

                                                                                2002          2001
                                                                            --------      --------
                                                                                (UA THOUSANDS)
Balance at 1 January                                                         494,169       421,480
Loan write-offs - Private sector                                              (5,464)           --
Provision for loan losses for the year                                         3,492        53,799
Translation adjustment                                                          (533)       18,890
                                                                            --------      --------
Balance at 31 December                                                       491,664       494,169
                                                                            ========      ========


       During the year ended 31 December 2002, specific provision on private sector loans of UA 3.49 million (2001: UA 0.65 million) was made. The accumulated provisions on private sector loans at 31 December 2002 amounted to UA 12.59 million (2001: UA 15.10 million).

       Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum. At 31 December, 2002, loans made to or guaranteed by certain member countries and private sector loans, with an aggregate principal balance of UA 851.38 million (2001: UA 1,285.95 million), of which UA
221.65 million (2001: UA 483.78 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended 31 December 2002 would have been higher by UA 33.42 million (2001: UA 71.79 million).

       Effective 1 July 2002, the outstanding balance and accumulated arrears on loans interest to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. Whilst the consolidation of the interest due has resulted in an increase of UA 361.19 million in loans outstanding and contractually due from the DRC, the balance sheet exposure to the DRC remained unchanged, due to the deferral of the recognition of such interest. The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years which includes a 2 year grace period. The previous loans had final maturities extending to 2010. Although the consolidated DRC loans are contractually current, they remain in non-accrual status, to allow for a period of satisfactory performance.

GUARANTEES

       The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2002, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 10.27 million (2001: UA 111.78 million).

       Also, the Bank has provided guarantees for securities issued by an entity eligible for the Bank's loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 3.14 million at 31 December 2002, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

LOAN HEDGES

       In addition to the swaps on borrowings disclosed in Note "O", the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

       At 31 December 2002 and 2001 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:


                                    2002                       2001
                          -----------------------    -------------------------
                          CONTRACT OR                CONTRACT OR
                             NOTIONAL        FAIR       NOTIONAL          FAIR
                               AMOUNT       VALUE         AMOUNT         VALUE
                          -----------  -----------   -----------    ----------
                                            (UA THOUSANDS)

Interest Rate Swaps           356,279      (22,203)      181,933        (4,174)
                          -----------  -----------   -----------    ----------


HEAVILY INDEBTED POOR COUNTRIES (HIPCS) INITIATIVE

       The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiative, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

       Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

       The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At 31 December 2002, the Board of Directors had approved relief for 16 ADB borrowing countries, of which 5 had reached the completion points. During the year ended 31 December 2002, debt relief of UA 73.11 million (2001: UA 56.20 million) was received on behalf of the ADB borrowing countries.

MATURITY AND CURRENCY COMPOSITION OF OUTSTANDING LOANS

Maturity Distribution as at 31 December 2002

                                                      FIXED      FLOATING     VARIABLE
                                                       RATE          RATE         RATE         TOTAL             %
                                                   --------      --------     --------      --------      --------
                                                                            (UA MILLIONS)
1 January 2003 to 31 December 2003                   410.46         54.40       393.31        858.17         14.38
1 January 2004 to 31 December 2004                   232.87         76.45       292.81        602.13         10.09
1 January 2005 to 31 December 2005                   218.16         96.41       290.43        605.00         10.14
1 January 2006 to 31 December 2006                   216.44         91.99       273.04        581.47          9.74
1 January 2007 to 31 December 2007                   212.11         89.64       260.58        562.33          9.42

1 January 2008 to 31 December 2011                   350.54        315.53       971.13      1,637.21         27.43
1 January 2012 to 31 December 2015                    62.38        213.87       303.62        579.87          9.72
1 January 2016 to 31 December 2019                   168.91        124.51        12.86        306.28          5.13
1 January 2020 to 31 December 2023                   235.04          0.16        -            235.20          3.95
                                                   --------      --------     --------      --------      --------
                                                   2,106.91      1,062.97     2,797.78      5,967.66        100.00
                                                   ========      ========     ========      ========      ========

Currency Composition and type of loans as at 31 December 2002 and 2001

                                                                         2002                       2001
                                                                 ------------------         -------------------
                                                                   AMOUNT         %           AMOUNT          %
                                                                 --------  --------         --------   --------
                                                                           (AMOUNTS IN UA MILLIONS)
FIXED RATE        Multi Currency      Euro                         224.28                     260.82
                                      Japanese Yen                 623.99                     822.83
                                      Swiss Francs                 134.85                     159.45
                                      Pound Sterling                 4.81                       5.54
                                      US Dollars                   726.61                   1,078.53
                                      Others                        17.46                      20.29
                                                                 --------  --------         --------   --------
                                                                 1,732.00     29.02%        2,347.46      36.31%
                                                                 --------  --------         --------   --------
                  Single Currency     Euro                         221.54                     119.38
                                      South African Rand             9.32                      27.06
                                      US Dollars                   144.05                     116.04
                                                                 --------  --------         --------   --------
                                                                   374.91      6.28%          262.48       4.06%
                                                                 --------  --------         --------   --------
FLOATING RATE     Single Currency     Euro                         538.07                     431.65
                                      South African Rand            46.29                      21.20
                                      US Dollars                   478.61                     300.00
                                                                 --------  --------         --------   --------
                                                                 1,062.97     17.81%          752.85      11.64%
                                                                 --------  --------         --------   --------
VARIABLE RATE     Multi Currency      Euro                         270.26                     249.36
                                      Japanese Yen                 107.85                     120.19
                                      Swiss Franc                    3.46                       3.50
                                      US Dollars                   306.77                     357.79
                                      Others                         0.56                       0.54
                                                                 --------  --------         --------   --------
                                                                   688.90     11.54%          731.38      11.31%
                                                                 --------  --------         --------   --------
                  Single Currency     Euro                         617.75                     616.67
                  Converted
                                      Japanese Yen                 412.69                     474.48
                                      Swiss Franc                   20.81                      22.07
                                      US Dollars                 1,057.53                   1,258.32
                                      Others                         0.10                       0.10
                                                                 --------  --------         --------   --------
                                                                 2,108.88     35.35%        2,371.64      36.68%
                                                                 --------  --------         --------   --------
                                                                 5,967.66    100.00%        6,465.81     100.00%
                                                                 ========  ========         ========   ========

Summary of Currency composition of loans as at December 31, 2002 and 2001

                                                                          2002                       2001
                                                                 ---------------------      ----------------------
                                                                   AMOUNT            %        AMOUNT             %
                                                                 --------     --------      --------      --------
                                                                                  (UA THOUSANDS)
Euro                                                             1,871.90        31.37      1,677.88         25.95
Japanese Yen                                                     1,144.53        19.18      1,417.50         21.92
Swiss Francs                                                       159.12         2.67        185.02          2.86
Pounds Sterling                                                      4.81         0.08          5.54          0.09
South African Rand                                                  55.61         0.93         48.26          0.75
US Dollars                                                       2,713.57        45.47      3,110.68         48.11
Others                                                              18.12         0.30         20.93          0.32
                                                                 --------     --------      --------      --------
                                                                 5,967.66       100.00      6,465.81        100.00
                                                                 ========     ========      ========      ========

NOTE K - EQUITY PARTICIPATIONS

       As at 31 December 2002 and 2001, the cost and carrying values of the Bank's equity participation (including private sector equity participations) were as follows:


INSTITUTIONS                                          YEAR     CALLABLE            CARRYING VALUE
                                               ESTABLISHED      CAPITAL          2002          2001
                                               -----------     --------      --------      --------
                                                                   (UA THOUSANDS)
African Development Fund                              1972           --       111,741       111,741
                                                               --------      --------      --------
Regional Development Banks:
BDEAC                                                 1975        2,117         1,411         1,284
East African Development Bank                         1967           --         5,000         5,000
P. T. A. Bank                                         1985       10,000         5,000         5,000
Afreximbank                                           1993       11,033         7,356         7,957
BOAD                                                  1973        1,764           588           536
BDEGL                                                 1980           --         1,946         1,946
                                                               --------      --------      --------
                                                                 24,914        21,301        21,723
                                                               --------      --------      --------
Other:

AIG Africa Infrastructure Fund                        1999       24,887        11,818         7,922
K-REP Bank Limited                                    1997           --           719           757
South Africa Infrastructure Fund                      1996        3,777         5,849         3,555
Alexandria National Iron & Steel                      1993           --        15,306        17,090
Acacia Fund Limited                                   1996           --         1,262         1,326
Zimbabwe Development Bank                             1984           --            44            45
Msele Nedventure Limited                              1995           --         1,022           787
Zambia Venture Capital Fund                           1996           --         1,471         1,591
Indian Ocean Regional Fund Limited                    1999          863         1,344         1,203
Meridien BIAO SA                                      1991           --         5,516         5,968
Africa -- Re                                          1977           --           735           796
Shelter Afrique                                       1982           --         3,679         3,979
Development Bank of Zambia *                          1974           --             0             0
National Development Bank of Sierra Leone *                                         0             0
                                                               --------      --------      --------
                                                                 29,527        48,765        45,019
                                                               --------      --------      --------
Total -- all equity investments                                  54,441       181,807       178,483
Less Accumulated Provision for Losses                                --        17,969        18,918
                                                               --------      --------      --------
Net                                                              54,441       163,838       159,565
                                                               ========      ========      ========

---------------
* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

       The Bank performs periodic reviews of its equity investments in order to create specific provisions for those equity investments for which there is a significant and lasting decline in value.

       An analysis of the movement in accumulated provision for loss on equity participation is as follows:

                                                                                 2002          2001
                                                                             --------      --------
                                                                                  (UA THOUSANDS)
Balance at 1 January                                                           18,918        13,460
Provision for the year                                                             --         5,875
Net reversal of provision in the year                                            (207)          (62)
Translation Adjustment                                                           (742)         (355)
                                                                             --------      --------
Balance at 31 December                                                         17,969        18,918
                                                                             ========      ========

NOTE L - FIXED ASSETS

                                                     2002                           2001
                                                  -------------------           -------------------
                                          ACQUISITION     ACCUMULATED       NET BOOK       NET BOOK
                                                 COST    DEPRECIATION          VALUE          VALUE
                                          -----------    ------------       --------       --------
                                                                 (UA THOUSANDS)
Land                                              141               -            141            141
Building and improvements                      21,924          20,929            995            796
Furniture, fixtures and fittings                3,142           2,644            498          5,967
Equipment and motor vehicles                   40,961          26,263         14,698         11,048
                                             --------        --------       --------       --------
TOTAL                                          66,168          49,836         16,332         17 952
                                             ========        ========       ========       ========


NOTE M - ADMINISTRATIVE EXPENSES

Administrative expenses are made up as follows:

                                                                                2002           2001
                                                                            --------       --------
                                                                                (UA THOUSANDS)
Personnel expenses                                                            93,919         85,720
Other general expenses                                                        19,912         17,820
                                                                            --------       --------
TOTAL                                                                        113,831        103,540
                                                                            ========       ========


       The average number of staff included in personnel expenses for 2002 and 2001 were 1,259 and 1,277 respectively. The number of staff (regular and short-term) at 31 December 2002 was 1,288 (2001: 1,265).

       To insulate the Bank from possible substantial increases in administrative expenses that could arise from an appreciation of the Euro vis-a-vis the UA, the Bank has purchased a European call option, where the Bank buys EURO and sells UA at a predetermined exchange rate. The option was purchased at a premium of UA 0.49 million, covers the twelve months in 2003 and is exercisable in December 2003 at a rate of 1.3351 Euro/UA. The nominal value of this option is UA 16.00 million while the market value at 31 December 2002 was UA 0.49 million.

NOTE N - MANAGEMENT FEES

       Management fees, representing allocations of common administrative expenses to the African Development Fund and the Nigeria Trust Fund based on a predetermined formula, are summarized below:

                                                                                2002          2001
                                                                            --------      --------
                                                                                (UA THOUSANDS)
African Development Fund (ADF)                                                79,663        71,007
Nigeria Trust Fund (NTF)                                                       1,896         2,181
                                                                            --------      --------
TOTAL                                                                         81,559        73,188
                                                                            ========      ========

NOTE O - BORROWINGS

       The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long-and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. There were no short-term borrowings at 31 December 2002.

       The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

       The Bank has also entered into interest rate swaps which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

       The Bank has a potential risk of loss if the swap counterpart fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparts eligible under the Bank's Assets and Liability Management guidelines, which include requirement that the counterparties have a minimum credit rating of AA-. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

       At 31 December 2002, borrowings with embedded callable options amounted to UA 585.44 million (2001: UA 514.53 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

       It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary and capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At 31 December 2002, total borrowing amounted to UA 4,455.04 million comprising of senior debt and subordinated debt amounting to UA 3,558.80 million and UA 896.24 million respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,534.92 million was 41.69 per cent. Also at 31 December 2002 the ratio of total outstanding borrowings to the total callable capital of UA 19,375.53 million was 22.99 percent.

       A summary of the Bank's borrowings portfolio at December 31, 2002 follows:

BORROWINGS AND SWAPS AT DECEMBER 31, 2002

                                   DIRECT BORROWINGS        CURRENCY SWAP AGREEMENTS (a)
                               -------------------------  --------------------------------
                                        WGTD.                              WGTD.
                                         AVG.    AVERAGE        AMOUNT      AVG.   AVERAGE
                                         COST   MATURITY       PAYABLE      COST  MATURITY
CURRENCY        RATE TYPE      AMOUNT     (%)    (YEARS)  (RECEIVABLE)       (%)   (YEARS)
                                          (b)                                (b)
--------       ---------       ------   -----   --------  ------------     -----  --------
                                               AMOUNTS IN MILLIONS OF UA

Euro (c)       Fixed          235.25     6.50        3.8

               Adjustable      58.80     3.77        4.4      1,116.26      1.91      12.2
                                                                (37.37)     4.14       4.3

Sterling       Fixed           59.28    11.13        7.1
                                                                (59.28)     9.67      0.02
               Adjustable

Japanese       Fixed        1,134.19     2.38        9.0
Yen                                                            (258.60)     0.52      10.5
               Adjustable   1,043.32     3.03        6.7
                                                             (1,104.24)     2.01       5.8

US Dollars     Fixed        1,874.41     7.63       10.4
                                                               (308.93)     3.09       3.9
               Adjustable                                       620.69      1.49       6.0
                                                               (120.22)     0.60       4.4

CHF            Fixed              --     0.00        0.0        201.77      0.06       3.0
               Adjustable         --                              6.18      0.04       2.0

CAD            Fixed            1.26     0.00       20.0
               Adjustable         --

SEK            Fixed            3.19     0.00       25.0
               Adjustable         --

ZAR            Fixed           10.14     0.14        4.0

               Variable           --                             44.62      0.10       8.0


Others         Fixed           72.82     8.21        3.6         52.08      2.77       1.5
                                                                (60.23)     7.92       2.6
               Adjustable                                       175.71      1.84       2.0
--------       ----------   --------   ------      -----     ---------    ------     -----
Total          Fixed        3,375.95     5.86        9.3         52.08      2.77       1.5
                                                               (687.04)     2.14       5.9
               Adjustable   1,102.12     3.07        6.6      1,912.66      1.77       9.3
                                                             (1,261.83)     1.94       5.6
--------       ----------   --------   ------      -----     ---------    ------     -----
Principal at
face value                  4,478.07     5.17        8.7         15.87

Net unamortized
premium                       (27.35)                               --
                            --------                          --------
                            4,450.72                             15.87
IAS 39 Adjustment               4.32                            (76.49)(d)
                            --------    -----      -----      --------
TOTAL                       4,455.04     5.17        8.7        (60.62)
                            ========    =====      =====      ========


                                  INTEREST RATE SWAPS           NET CURRENCY OBLIGATIONS
                            -------------------------------  ------------------------------
                                NOTIONAL    WGTD.                           WGTD.
                                  AMOUNT     AVG.   AVERAGE        AMOUNT    AVG.   AVERAGE
                                 PAYABLE     COST  MATURITY       PAYABLE    COST  MATURITY
CURRENCY        RATE TYPE   (RECEIVABLE)      (%)   (YEARS)  (RECEIVABLE)     (%)   (YEARS)
                                              (b)                             (b)
--------       ---------    ------------    -----  --------  -------------   -----  -------
                                               AMOUNTS IN MILLIONS OF UA

Euro (c)       Fixed              234.45     5.02       4.3         469.70     5.76     4.0
                                 (235.19)    6.50       4.3        (235.19)    6.50     4.3
               Adjustable         293.99     3.92       4.0       1,469.05     2.39    10.2
                                 (293.24)    2.88       4.3        (330.61)    3.02     4.3

Sterling       Fixed                                                 59.28    11.13     7.1
                                  (59.28)   11.13       7.0        (118.56)   10.40     3.6
               Adjustable                                            59.28    11.13     7.1

Japanese       Fixed              246.28     4.64       5.3       1,380.47     2.78     8.3
Yen                              (791.54)    1.05       6.1      (1,050.14)    0.92     7.2
               Adjustable         921.45    -0.03       7.6       1,964.77     1.59     7.1
                                 (376.20)    0.71       8.3      (1,480.44)    1.68     6.4

US Dollars     Fixed                                              1,874.41     7.63    10.4
                                 (191.24)    2.95       1.9        (500.17)    3.04     3.1
               Adjustable         191.24     1.70       1.9         811.93     1.54     5.0
                                                                   (120.22)    0.60     4.4

CHF            Fixed                                                201.77     0.06     3.0
               Adjustable                                             6.18     0.04     2.0

CAD            Fixed                                                  1.26     0.00    20.0
               Adjustable                                               --

SEK            Fixed                                                  3.19     0.00    25.0
               Adjustable                                               --

ZAR            Fixed               34.48     0.15       9.0          44.62     0.15     7.9
                                  (10.14)    0.14       4.0         (10.14)    0.14     4.0
               Variable            10.14     0.10       4.0          54.76     0.10     7.3
                                  (34.48)    0.15       8.0         (34.48)    0.15     8.0

Others         Fixed                                                124.90     5.94     2.7
                                   (8.51)   14.00       1.8         (68.74)    8.67     3.5
               Adjustable           8.51    10.39       2.1         184.22     2.23     2.0
--------       ----------      ---------   ------     -----      ---------   ------    -----
Total          Fixed              480.73     4.83       4.8       3,908.76     5.69     8.7
                               (1,285.76)    2.88       5.2      (1,972.80)    2.62     5.4
               Adjustable       1,474.47     1.49       6.1       4,489.25     2.00     7.6
                                 (669.44)    1.66       6.5      (1,931.27)    1.84     5.9
--------       ----------      ---------   ------     -----      ---------   ------    -----
Principal at
face value                            --                          4,493.94     5.00

Net unamortized
premium                               --                            (27.35)
                                --------                          --------
                                      --                          4,466.59
IAS 39 Adjustment                 (40.88)(d)                       (113.05)
                                --------                          --------  -------
TOTAL                             (40.88)                         4,353.54     5.00
                                ========                          ========   ======



SUPPLEMENTARY DISCLOSURE (DIRECT BORROWINGS):

The estimated fair value of borrowings at December 31, 2002 was UA 4,910.17 million.

a.  Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
    The rates indicated are those prevailing at 31 December, 2002.
c. The Euro is an aggregation of all currency denominations in the European Monetary Union. d. The total of UA 117.37 million is included in swaps receivable on the balance sheet.

    Slight differences may occur in totals due to rounding.

A summary of the Bank's borrowings portfolio at December 31, 2001 follows:

BORROWINGS AND SWAPS AT DECEMBER 31, 2001

                                   DIRECT BORROWINGS        CURRENCY SWAP AGREEMENTS (a)
                               -------------------------  --------------------------------
                                        WGTD.                              WGTD.
                                         AVG.    AVERAGE        AMOUNT      AVG.   AVERAGE
                                         COST   MATURITY       PAYABLE      COST  MATURITY
CURRENCY        RATE TYPE      AMOUNT     (%)    (YEARS)  (RECEIVABLE)       (%)   (YEARS)
                                          (b)                                (b)
--------       ---------       ------   -----   --------  ------------     -----  --------
                                               AMOUNTS IN MILLIONS OF UA
Euro (c)       Fixed           321.82    6.46        3.7
               Adjustable       53.50    1.80        5.7        916.54      2.91      10.6
                                                                (34.00)     4.14       5.3
Sterling       Fixed            57.71   11.13        8.4

               Adjustable
Japanese       Fixed         1,699.23    3.47        8.9
Yen                                                            (326.30)     0.56       8.5
               Adjustable      844.46    2.84        6.2
                                                             (1,145.94)     0.81       5.5
US Dollars     Fixed         2,195.59    7.17        9.7
                                                                (96.25)     4.46       7.9
               Adjustable                                       658.59      3.28      14.8
                                                               (189.41)     2.77       4.7
Others         Fixed            72.00    8.05        4.9         46.62      3.24       2.5
                                                                (61.43)     7.91       3.6
               Adjustable                                       212.55      4.23       2.0

--------       ----------    --------  ------      -----     ---------    ------    ------
Total          Fixed         4,346.35    5.74        8.9         46.62      3.24       2.5
                                                               (483.98)     2.27       7.8
               Adjustable      897.96    2.78        6.2      1,787.68      3.20      11.1
                                                             (1,369.35)     1.16       5.4
--------  ----------------------------------------------------------------------------------
Principal at
face value                   5,244.31    5.23        8.4        (19.03)
Net unamortized
premium                        (30.16)                              --
                             --------                         --------
                             5,214.15                           (19.03)
IAS 39 Adjustment               (2.87)                          (50.62)(d)

                             --------                         --------
TOTAL                        5,211.28    5.23        8.4        (69.65)
                             ========  ======      =====      ========


                                INTEREST RATE SWAPS           NET CURRENCY OBLIGATIONS
                          -------------------------------  ------------------------------
                              NOTIONAL    WGTD.                           WGTD.
                                AMOUNT     AVG.   AVERAGE        AMOUNT    AVG.   AVERAGE
                               PAYABLE     COST  MATURITY       PAYABLE    COST  MATURITY
CURRENCY        RATE TYPE (RECEIVABLE)      (%)   (YEARS)  (RECEIVABLE)     (%)   (YEARS)
                                            (b)                             (b)
--------       ---------  ------------    -----  --------  -------------   -----  -------
                                             AMOUNTS IN MILLIONS OF UA
Euro (c)       Fixed            213.33     5.02      5.3          535.15    5.89      4.4
               Adjustable        53.50     2.23      5.3        1,023.54    2.82     10.0
                               (266.83)    4.15      5.3         (300.83)   4.15      5.3
Sterling       Fixed                                               57.71   11.13      8.4
                                (57.71)   11.13      8.4          (57.71)  11.13      8.4
               Adjustable        57.71    11.06      8.4           57.71   11.06      8.4
Japanese       Fixed            906.39     5.44      1.9        2,605.62    4.16      6.5
Yen                          (1,441.51)    1.62      5.5       (1,767.81)   1.42      6.0
               Adjustable     1,085.60    -0.03      8.2        1,930.06    1.23      7.3
                               (550.48)    0.63      8.5       (1,696.42)   0.75      6.5
US Dollars          Fixed                                       2,195.59    7.17      9.7
                               (238.92)    6.25      0.8         (335.17)   5.74      2.8
               Adjustable       238.92     3.65      0.8          897.51    3.38     11.1
                                                                 (189.41)   2.77      4.7
Others         Fixed             22.85    15.19      7.3          141.47    7.62      4.5
                                 (6.72)   14.00      2.9          (68.15)   8.51      4.5
               Adjustable         6.72    10.51      1.8          219.27    4.42      2.0
                                (22.85)    7.64      7.3          (22.85)   7.64      7.3
--------       ----------    ---------   ------    -----       ---------   -----    -----
Total          Fixed          1,142.57     5.56      2.6        5,535.54    5.68      7.6
                             (1,744.86)    2.62      4.9       (2,228.84)   2.54      5.5
               Adjustable     1,442.45     1.16      6.8        4,128.09    2.40      8.5
                               (840.16)    1.94      7.5       (2,209.51)   1.46      6.2
--------  --------------------------------------------------------------------------------
Principal at
face value                          --                          5,225.28    6.21
Net unamortized
premium                             --                            (30.16)
                              --------                          --------
                                    --                          5,195.12
IAS 39 Adjustment               (13.15)(d)                         66.64)

                              --------                          --------  ------
TOTAL                           (13.15)                         5,128.48    6.21
                              ========                          ========  ======


SUPPLEMENTARY DISCLOSURE (DIRECT BORROWINGS):

The estimated fair value of borrowings at December 31, 2001 was UA 5,502.37 million.

a.  Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December, 2001.
c. The Euro is an aggregation of all currency denominations in the European Monetary Union. d. The total of UA 63.77 million is included in swaps receivable on the balance sheet.

    Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at 31 December 2002 is as follows:

PERIODS                                           ORDINARY      CALLABLE         TOTAL
                                                  --------      --------      --------
                                                              (UA MILLIONS)
1 January 2003 to 31 December 2003                  135.38        361.11        496.49
1 January 2004 to 31 December 2004                  521.40         88.63        610.03
1 January 2005 to 31 December 2005                  367.97         60.34        428.31
1 January 2006 to 31 December 2006                  235.38         75.72        311.10
1 January 2007 to 31 December 2007                  296.96            --        296.96
1 January 2008 to 31 December 2012                  711.52            --        711.52
1 January 2012 to 31 December 2017                  789.59            --        789.59
1 January 2017 to 31 December 2022                  348.33            --        348.33
1 January 2022 to 31 December 2027                  467.26            --        467.26
1 January 2027 to 31 December 2031                   18.48            --         18.48
                                                  --------      --------      --------
SUBTOTAL                                          3,892.27        585.80      4,478.07
Net unamortized premium                             (26.99)        (0.36)       (27.35)
IAS 39 adjustment                                     4.32            --          4.32
                                                  --------      --------      --------
TOTAL                                             3,869.60        585.44      4,455.04
                                                  ========      ========      ========

UNREALIZED NET GAINS ON NON-TRADING DERIVATIVES

       Unrealized net gains on non-trading derivatives included in income and expenses for 2002 and 2001 were as follows:

                                                                    2002          2001
                                                                --------      --------
                                                                    (UA THOUSANDS)
Interest Rate swaps on borrowings                                 27,733        50,793
Cross currency swaps on borrowings                                25,865        18,976
Borrowings with embedded derivatives                               6,250        10,440
Interest rate swaps on loans                                     (22,643)        2,103
                                                                --------      --------
TOTAL                                                             37,205        82,312
                                                                ========      ========

NOTE P - NET CURRENCY POSITION AT DECEMBER 31, 2002

                                           UNITED
                                           STATES    JAPANESE                 UNITS OF
                                EURO      DOLLARS         YEN     STERLING     ACCOUNT        OTHER       TOTAL
                             -------      -------     -------      -------     -------      -------     -------
                                                              (UA THOUSANDS)
ASSETS
Due from Bank                 17,662       15,189      40,724       10,414          --        5,189      89,178
Demand obligations             2,575        4,255       6,830
Investments -
Trading, net(a)              299,011      340,334      33,536       76,293                   35,518     784,692
Investments - Held to
Maturity                     314,982      532,033      81,037      245,651                            1,173,703
Non negotiable
Instruments on account
of capital                                 57,481                                   --           --      57,481
Accounts receivable           85,549       98,850      35,787        6,247      23,882       14,861     265,176
Loans                      1,724,544    2,488,292   1,045,384        4,418       1,229      212,131   5,475,998
Equity participation             587       27,442                              120,240       15,569     163,838
Other assets                     246          114          --                   15,665          670      16,695
                           ---------    ---------   ---------      -------     -------      -------   ---------
                           2,445,156    3,559,735   1,236,468      343,023     161,016      288,193   8,033,591
                           ---------    ---------   ---------      -------     -------      -------   ---------
LIABILITIES
Accounts payable             (30,274)     (85,522)    (21,859)       2,835     (57,788)     (39,736)   (232,344)
Borrowings                  (293,132)  (1,854,193) (2,174,531)     (55,685)                 (77,499) (4,455,040)
                           ---------    ---------   ---------      -------     -------      -------   ---------
                            (323,406)  (1,939,715) (2,196,390)     (52,850)    (57,788)    (117,235) (4,687,384)

Currency swaps on
borrowings and related
derivatives, net (b)      (1,078,890)    (191,540)  1,362,840       59,280     117,372     (167,557)    101,505
                           ---------    ---------   ---------      -------     -------      -------   ---------
Currency position as
at 31 December 2002        1,042,860    1,428,480     402,918      349,453     220,600        3,400   3,447,711
                           =========    =========   =========      =======     =======      =======   =========



 (a) Investments - Trading, net comprise the following:

       Investments trading                                       798,918
       Currency Swaps receivable                                   6,000
       Currency Swaps payable                                    (20,226)
                                                                 -------
       Investments -Trading, net                                 784,692
                                                                 -------

(b) Currency swaps on borrowings, net comprise the following:

       Currency Swaps receivable                                 143,110
       Currency Swaps payable                                    (41,606)
                                                                 -------
       Net                                                       101,504
                                                                 -------

NOTE Q - LIQUIDITY POSITION

       The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees, and the undisbursed equity investments. The OLL is computed as the PML plus 50 percent of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities, the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

LIQUIDITY POSITION AT DECEMBER 31, 2002

                                                OVER 1        OVER 5       OVER 10
                                              YEAR AND     YEARS AND     YEARS AND
                                UP TO AND    UP TO AND     UP TO AND     UP TO AND
                                INCLUDING    INCLUDING     INCLUDING     INCLUDING         OVER       MATURITY
                                   1 YEAR      5 YEARS      10 YEARS      15 YEARS     15 YEARS      UNDEFINED         TOTAL
                                ---------    ---------     ---------     ---------     --------      ---------     ---------
                                                                       (UA THOUSANDS)
ASSETS
Due from Bank                      89,178           --            --            --                          --        89,178
Demand obligations                  6,830                         --            --                                     6,830
Amount receivable from
currency Swaps                     17,739       21,339        85,499         1,544        22,989                     149,110
Investments - Trading             798,918                                                                            798,918
Investments - Held to
Maturity                           72,363      286,950       814,390                                               1,173,703
Non negotiable Instruments
on account of capital              15,095       33,436         8,950                                                  57,481
Accounts receivable               236,804        8,365        11,642         8,365                                   265,176
Loans                             858,170    2,350,930     1,852,970       501,280       404,312                   5,967,662
Accumulated loan loss
provision                                                                                             (491,664)     (491,664)
Equity participation                   --           --                                                 163,838       163,838
Other assets                          363           --            --                                    16,332        16,695
                                ---------   ----------     ---------      --------      --------    ----------    ----------
                                2,095,460    2,701,020     2,773,451       511,189       427,301      (311,494)    8,196,927
                                ---------   ----------     ---------      --------      --------    ----------    ----------
LIABILITIES AND EQUITY
Accounts payable                 (199,539)          --            --            --            --       (32,805)     (232,344)
Amounts payable for
currency swaps                    (47,588)     (10,315)       (6,219)       12,259        (9,969)           --       (61,832)
Borrowings                       (496,421)  (1,642,642)     (701,403)     (784,357)     (825,897)       (4,320)   (4,455,040)
Equity                                 --           --            --            --            --    (3,447,711)   (3,447,711)
                                ---------   ----------     ---------      --------      --------    ----------    ----------
                                 (743,548)  (1,652,957)     (707,622)     (772,098)     (835,866)   (3,484,836)   (8,196,927)
                                ---------   ----------     ---------      --------      --------    ----------    ----------
Liquidity position as at
31 December, 2002               1,351,912    1,048,063     2,065,829      (260,909)     (408,565)   (3,796,330)           --
                                =========   ==========     =========      ========      ========    ==========    ==========
SUPPLEMENTARY INFORMATION
Loans in chronic arrears
(i.e. more than 2 years in
arrears)                          255,560      117,250        95,240        14,460            --            --       482,510


NOTE R - INTEREST RATE RISK

       Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's Trading portfolio are assumed to reprice within the "Up to and including 1 year" category.

INTEREST RATE RISK POSITION AT DECEMBER 31, 2002

                                                  OVER 1       OVER 5      OVER 10
                                                YEAR AND    YEARS AND    YEARS AND
                                  UP TO AND    UP TO AND    UP TO AND    UP TO AND
                                  INCLUDING    INCLUDING    INCLUDING    INCLUDING         OVER    MATURITY
                                     1 YEAR      5 YEARS     10 YEARS     15 YEARS     15 YEARS    UNDEFINED        TOTAL
                                  ---------    ---------    ---------    ---------     --------    ---------     --------
                                                                       (UA THOUSANDS)
ASSETS
Due from Bank                        43,400           --           --           --                    45,778       89,178
Demand obligations                       --           --           --           --                     6,830        6,830
Investments - Trading, net(a)       784,692                                                                       784,692
Investments - Held to
Maturity                             72,364      286,953      814,386                                           1,173,703
Non negotiable Instruments
on account of capital                    --           --           --                                 57,481       57,481
Accounts receivable                      --           --           --           --           --      265,176      265,176
Loans                             2,605,555    1,440,748      443,758      587,164      890,437                 5,967,662
Accumulated loan loss
provision                                                                                           (491,664)    (491,664)
Equity participation                     --           --                                             163,839      163,839
Other assets                             --           --           --                                 16,695       16,695
                                 ----------    ---------     --------     --------     --------     --------     --------
                                  3,506,011    1,727,701    1,258,144      587,164      890,437       64,134    8,033,591
                                 ----------    ---------     --------     --------     --------     --------     --------
LIABILITIES
Accounts payable                         --           --           --           --           --     (232,344)    (232,344)
Borrowings net of related
currency swaps (b & c)           (2,512,108)    (674,846)    (170,745)    (545,600)    (590,641)     140,404   (4,353,536)
                                 ----------     --------     --------     --------     --------     --------     --------
                                 (2,512,108)    (674,846)    (170,745)    (545,600)    (590,641)     (91,940)  (4,585,881)
                                 ----------     --------     --------     --------     --------     --------     --------
Position of interest rate risk
as at 31 December,2002              993,903    1,052,855    1,087,399       41,564      299,796      (27,806)   3,447,711
                                 ==========    =========    =========     ========     ========     ========   ==========


 (a) Investments - Trading, net comprise the following:

       Investments trading                                          798,918
       Currency Swaps receivable                                      6,000
       Currency Swaps payable                                       (20,226)
                                                                   --------
       Investments -Trading, net                                    784,692
                                                                   --------
 (b) Borrowings net of related currency swaps comprise the following:
       Borrowings                                                  4,455,040
       Currency Swaps receivable                                    (143,110)
       Currency Swaps payable                                         41,606
                                                                    --------
       Borrowings net of related currency swaps                    4,353,536
                                                                    --------
 (c) The elements of net borrowings defined as non-interest bearing are as follows:

       Cross currency swaps - IAS 39 adjustment                        76,489
       Interest rate swaps - IAS 39 adjustment                         40,884
       IAS adjustment of embedded derivatives on borrowings            (4,319)
       Pre - issuance costs on borrowings                              27,350
                                                                     --------
                                                                      140,404
                                                                     --------

NOTE S - FINANCIAL RISKS

       In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

       COUNTRY CREDIT RISK: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses. Such consideration of country credit risk has resulted in an increase in the accumulated provision for loan losses on the Bank's public sector loans from
5.50 percent at the end of 1999 to 8.24 percent by 31 December 2002.

       COMMERCIAL CREDIT RISK: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

       MARKET RISKS: Market risks encompass funding, liquidity, currency and interest and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50 percent of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (6-month LIBOR floating rate).

NOTE T - GRANTS

       The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations; technical assistance for borrowers including feasibility studies and project preparation, global and regional programmes and research and training programmes. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement Establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at 31 December 2002 and 2001 comprised the following:

                                                           2002          2001
                                                      ---------     ---------
                                                            (UA THOUSANDS)

AMINA                                                     1,998         2,510
AMTA/NAMTA                                                  267           343
Belgium                                                   3,203         3,675
Canada                                                      430           409
China                                                        47            79
Denmark                                                     642           228
Finland                                                     104            95
France                                                    2,846         2,540
India                                                     1,924         2,458
Italy                                                       625           196
Korea                                                     1,585         1,731
Nordic                                                    1,121            68
The Netherlands                                           3,006         1,022
Norway                                                    1,318           715
Spain                                                       641           784
Sweden                                                    2,683         2,019
Switzerland                                                 287           674
Others                                                       87            --
                                                      ---------     ---------
TOTAL                                                    22,814        19,546
                                                      =========     =========

NOTE U - SEGMENT REPORTING

       Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

NOTE V - SUBSEQUENT EVENTS

       STAFF MEDICAL BENEFIT: On 17 July 2002 the Board of Directors approved a revision to the Staff Medical Benefits Plan to take effect on 1 January 2003. While maintaining the current practice of self-insurance, the revised medical plan introduced the following new elements:

       a. In addition to staff members who are still in service, the plan also covers retired staff members of the Bank as well as survivors of staff members and staff on disability pension together with their dependents.

       b. In addition to the share (co-payment) of the medical expenses incurred, staff members and retirees contribute a percentage of their salary or pension up to a defined upper limit toward the financing of the Plan. The Bank also contributes twice the total staff contribution toward the medical plan.

       c. Establishment of a Medical Benefits Plan Board, which will oversee the management and activities of the benefit plan and a trust account to which contributions from the Bank, staff and retirees will be deposited.

       TEMPORARY RELOCATION OF THE BANK: Following the declaration in early February 2003, of level four (4) of the security alert by the United Nations, the Bank decided on 7 February 2003 to relocate its staff to a temporary relocation site in Tunisia. Such relocation, approved by the Board of Directors, was necessary to assure the continuity of the Bank's development activities and services. The expenses relating to this relocation exercise will be recognized in 2003 and are therefore not included in these financial statements. Virtually all of the Bank's financial assets are domiciled outside Cote d'Ivoire. Consequently, management believes that the assets of the Bank have not suffered any significant impairment as a result of the temporary relocation.

NOTE W - SUMMARY OF LOANS AS 31 DECEMBER 2002

                                                              UNSIGNED       UNDIS-                        % OF
                                     NO OF         TOTAL         LOANS       BURSED   OUTSTANDING   OUTSTANDING
COUNTRY                             LOANS*        LOANS*        AMOUNT      BALANCE       BALANCE       BALANCE
                                  --------      --------      --------     --------      --------      --------
                                                 (AMOUNTS IN UA THOUSANDS)

Algeria                                 24     1,123,033       145,024      225,034       752,975        12.62%
Angola                                   5         8,265             -        1,822         6,443         0.11%
Botswana                                11        46,533             -        5,123        41,409         0.69%
Burkina Faso                             1         2,152             -            -         2,152         0.04%
Burundi**                                4         6,840             -            -         6,840         0.11%
Cameroon                                 9       129,815             -       10,387       119,428         2.00%
Cape Verde                               1            81             -            -            81         0.00%
Central African Republic**               1         2,395             -            -         2,395         0.04%
Comoros**                                1         6,355             -            -         6,355         0.11%
Congo**                                  9       138,029             -            -       138,029         2.31%
Cote D'Ivoire                           14       388,403             -       36,106       352,296         5.90%
Dem Rep Congo**(a)                       6       347,938             -            -       347,938         5.83%
Egypt                                   12       439,317       161,822       34,802       242,693         4.07%
Equatorial Guinea                        1           424             -            -           424         0.01%
Ethiopia                                 8        97,111             -          249        96,862         1.62%
Gabon                                   17       312,485             -       92,602       219,883         3.68%
Ghana                                    5        55,573             -            -        55,573         0.93%
Guinea                                   7        66,309             -        5,067        61,243         1.03%
Kenya                                    5        35,289             -            -        35,289         0.59%
Lesotho                                  2         5,472             -            -         5,472         0.09%
Liberia**                               17        41,590             -            -        41,590         0.70%
Madagascar                               5         5,390             -            -         5,390         0.09%
Malawi                                   2        11,460             -            -        11,460         0.19%
Mauritania                               2        48,675             -       15,689        32,986         0.55%
Mauritius                               10        40,249         8,135       27,030         5,084         0.09%
Morocco                                 32     1,486,085       146,561      427,826       911,698        15.28%
Mozambique                               1         1,408             -           69         1,338         0.02%
Namibia                                  5        52,666        17,463       22,970        12,233         0.20%
Nigeria                                 15       673,257             -      104,479       568,778         9.53%
Rwanda                                   1            17             -            -            17         0.00%
Senegal                                  5        69,485             -            -        69,485         1.16%
Seychelles**                             9        28,608             -        8,630        19,978         0.33%
Somalia**                                3         3,718             -            -         3,718         0.06%
South Africa                             3       167,611        73,555        8,513        85,542         1.43%
Sudan**                                  5        59,599             -            -        59,599         1.00%
Swaziland                               10       102,437        37,721        3,372        61,344         1.03%
Tanzania                                 1         6,380             -            -         6,380         0.11%
Tunisia                                 46     1,624,091             -      516,757     1,107,335        18.56%
Uganda                                   2         4,028             -          155         3,874         0.06%
Zambia                                   8        58,233             -          667        57,566         0.96%
Zimbabwe**                              12       206,981             -        2,980       204,001         3.42%
Multinational                            8        51,657             -       16,063        35,594         0.60%
                                  --------     ---------      --------    ---------     ---------      --------
TOTAL PUBLIC SECTOR                    345     7,955,441       590,282    1,566,392     5,798,767        97.17%
TOTAL PRIVATE SECTOR                    24       456,459       174,685      112,879       168,895         2.83%
GRAND TOTAL                            369     8,411,900       764,967    1,679,271     5,967,662       100.00%
                                  ========     =========      ========    =========     =========      ========

Slight differences may occur in totals due to rounding
*   Excludes fully repaid loans and cancelled loans.
**  Country in non-accrual status as at 31 December 2002.
(a) Following the arrears clearance mechanism approved in June 2002, the total amount contractually due from DRC at 31 December 2002 was UA 709.13 million.

NOTE X - STATEMENT OF SUBSCRIPTIONS TO THE CAPITAL STOCK AND VOTING POWERS AS AT 31 DECEMBER, 2002


                        PRE - GCI - IV(3)                      GCI - IV(4)                                 GCI - V(5)
                    -------------------------------------------------------------------------------------------------------------
     MEMBER            PAID-UP  CALLABLE            PAID-UP PAID-IN  CALLABLE              TOTAL(6)  PAID-UP  PAID-IN  CALLABLE
     EXCESS(2)           SHARE     SHARE     TOTAL   SHARES  SHARES    SHARES     TOTAL      SHARES   SHARES   SHARES    SHARES
     ----------     -------------------------------------------------------------------------------------------------------------

1    ALGERIA             4,493    31,451    35,944    4,022   3,880    28,155    32,035      67,979      903     329     14,154
2    ANGOLA              2,003    14,023    16,027      610     610     4,273     4,883      20,910      270     101      4,225
3    BENIN                 201     1,405     1,606      236     236     1,652     1,888       3,494       45      45        706
4    BOTSWANA            1,982    13,871    15,852    2,816   2,816    19,713    22,529      38,381      495     185      7,757
5    BURKINA FASO          264     1,846     2,110      762     762     5,334     6,096       8,206       93      13      1,450
6    BURUNDI               419     2,932     3,351      228     228     1,594     1,822       5,172        -       -          -
7    CAMEROON            1,346     9,422    10,768      816     781     5,713     6,494      17,262      214     214      3,355
8    CAPE VERDE            138       966     1,104       71      71       497       568       1,672        -       -          -
9    CENT.AFR.REP          102       714       816       39      39       274       314       1,130        -       -          -
10   CHAD                  139       975     1,115       87      87       612       699       1,814        -       -          -
11   COMOROS                50       350       400        -       -         -         -         400        -       -          -
12   CONGO                 719     5,033     5,752      369     369     2,583     2,952       8,704       98      28      1,540
13   COTE D'IVOIRE       3,738    26,166    29,904    6,388   6,388    44,716    51,104      81,008        -       -          -
14   DEM.REP.CONGO       2,294    16,060    18,354      548     548     3,837     4,385      22,740        -       -          -
15   DJIBOUTI              116       813       929       43      43       298       341       1,271        -       -          -
16   EGYPT               7,610    53,270    60,880    3,895   3,895    27,265    31,160      92,040    1,187     445     18,602
17   EQ.GUINEA              52       362       414      375     225     2,625     2,850       3,264        5       1         84
18   ERITREA -               -         -       358      358   2,504     2,862     2,862           -        -      -           0
19   ETHIOPIA            2,367    16,569    18,936    1,211   1,211     8,477     9,688      28,624      369     138      5,785
20   GABON               1,373     9,611    10,984    2,030   1,847    14,215    16,062      27,046        -       -          -
21   GAMBIA                193     1,351     1,544      169     143     1,179     1,322       2,866       31      22        483
22   GHANA               2,921    20,447    23,368    1,731   1,702    12,113    13,815      37,183      473     177      7,406
23   GUINEA                678     4,746     5,424      348     348     2,436     2,784       8,208       93      24      1,451
24   GUINEA BISSAU          75       525       600        -       -         -         -         600        -       -          -
25   KENYA               2,158    15,106    17,264    1,104   1,104     7,728     8,832      26,096      337      84      5,274
26   LESOTHO               226     1,582     1,808      116     116       812       928       2,736       35      13        553
27   LIBERIA               422     2,954     3,376      161     161     1,121     1,282       4,658        -       -          -
28   LIBYA               4,914    34,400    39,314    3,302   3,302    23,114    26,416      65,730      848     318     13,284
29   MADAGASCAR            964     6,748     7,712      493     493     3,451     3,944      11,656      150      56      2,356
30   MALAWI                535     3,745     4,280      274     274     1,918     2,192       6,472        -       -          -
31   MALI                  150     1,052     1,202      853     853     5,971     6,824       8,026       91      26      1,418
32   MAURITANIA            119       835       954      580     538     4,060     4,598       5,552        -       -          -
33   MAURITIUS             959     6,713     7,672      491     491     3,437     3,928      11,600      150      56      2,344
34   MOROCCO             5,072    35,504    40,576    2,363   2,363    16,541    18,904      59,480      767     767     12,021
35   MOZAMBIQUE            935     6,547     7,482      481     481     3,367     3,848      11,330      146      54      2,290
36   NAMIBIA -               -         -       761      761   5,327     6,088     6,088          79       29   1,230      1,259
37   NIGER                 691     4,835     5,526        -       -         -         -       5,526        -       -          -
38   NIGERIA            13,208    92,456   105,664    6,840   6,840    47,878    54,718     160,382    2,061     519     32,286
39   RWANDA                204     1,426     1,629      102     102       711       813       2,443       32      12        494
40   SAO TOME & P.         129       905     1,034       71      71       497       568       1,602        -       -          -
41   SENEGAL             1,523    10,659    12,182      780     780     5,460     6,240      18,422      238      59      3,723
42   SEYCHELLES            138       966     1,104       10      10        70        80       1,184        2       2         38
43   SIERRA LEONE          406     2,842     3,248      257     257     1,794     2,051       5,299        -       -          -
44   SOMALIA               217     1,521     1,738       51      51       356       406       2,144        -       -          -
45   SOUTH AFRICA -          -         -     4,721    3,897  33,044    36,941    36,941       3,113      803  48,762     49,565
46   SUDAN                 845     5,918     6,764      488     488     3,422     3,911      10,674        -       -          -
47   SWAZILAND             493     3,451     3,944      253     253     1,771     2,024       5,968       77      19      1,206
48   TANZANIA              957     6,697     7,654      960     960     6,720     7,680      15,334      177      52      2,763
49   TOGO                  345     2,418     2,764       86      86       602       688       3,452        -       -         -
50   TUNISIA             2,075    14,525    16,600    1,062   1,062     7,434     8,496      25,096      324     121      5,072
51   UGANDA                724     5,065     5,788      570     570     3,990     4,560      10,348       93      13      1,454
52   ZAMBIA              2,905    20,334    23,239        -       -         -        -       23,239      300     112      4,696
53   ZIMBABWE            3,445    24,115    27,560    1,763   1,763    12,341    14,104      41,664      470      67      7,369
                       ----------------------------------------------------------------------------------------------------------
     TOTAL  REGIONALS   78,033   546,228   624,261   56,145  54,714   393,002   447,716   1,071,975   13,766   4,904    215,633
                       ----------------------------------------------------------------------------------------------------------

                   ------------------------------------------------------------------------------------------------------------
     MEMBER                  TOTAL(7)     % OF   CALLABLE   PAID-UP    AMOUNT    AMOUNT AMOUNTS  EXCESS(1)     NUMBER   VOTING
     EXCESS(2)        TOTAL    SHARES    TOTAL    CAPITAL   CAPITAL       DUE      PAID ARREARS    PAYMENT   OF VOTES   POWERS
     ----------    ------------------------------------------------------------------------------------------------------------
                              (AMOUNTS UA THOUSANDS)
1    ALGERIA         14,483    82,462    3.834    737,600    87,020    87,020    87,029       0          9     83,087    3.806
2    ANGOLA           4,326    25,236    1.173    225,212    27,147    27,147    27,150       0          3     25,864    1.185
3    BENIN              751     4,245    0.197     37,633     4,817     4,817     4,817       0          0      4,871    0.223
4    BOTSWANA         7,942    46,323    2.154    413,405    49,825    49,825    49,832       0          6     46,948    2.150
5    BURKINA FASO     1,463     9,669    0.450     86,307    10,388    10,388     9,888     503          3      9,685    0.444
6    BURUNDI              0     5,172    0.240     45,256     6,465     6,465     6,465       0          0      5,797    0.266
7    CAMEROON         3,569    20,831    0.968    184,901    23,408    23,408    23,410       0          2     21,458    0.983
8    CAPE VERDE           0     1,672    0.078     14,630     2,090     2,090     2,090       0          0      2,297    0.105
9    CENT.AFR.REP         0     1,130    0.053      9,884     1,413     1,413     1,217     196          0      1,598    0.073
10   CHAD                 0     1,814    0.084     15,872     2,268     2,268     2,052     216          0      2,265    0.104
11   COMOROS              0       400    0.019      3,500       500       500       500       0          0      1,025    0.047
12   CONGO            1,568    10,272    0.478     91,557    11,170    11,170    11,170       0          0     10,883    0.499
13   COTE D'IVOIRE        0    81,008    3.766    708,820   101,260   101,260   101,260       0          0     81,633    3.739
14   DEM.REP.CONGO        0    22,740    1.057    198,975    28,426    28,426    28,426       0          0     23,368    1.070
15   DJIBOUTI             0     1,271    0.059     11,115     1,588     1,588     1,517      71          0      1,838    0.084
16   EGYPT           19,047   111,087    5.164   991,3701    19,500   119,500   119,501       0          1    111,712    5.117
17   EQ.GUINEA           85     3,349    0.156     30,713     2,778     2,778     2,780       0          3      3,965    0.182
18   ERITREA -        2,862     0.133   25,040      3,580     3,580     2,864       716       0      2,912      0.133
19   ETHIOPIA         5,923    34,547    1.606    308,310    37,160    37,160    37,164       0          4     35,172    1.611
20   GABON                0    27,046    1.257    238,255    32,197    32,197    30,846   1,361         10     25,295    1.159
21   GAMBIA             505     3,371    0.157     30,130     3,580     3,580     3,596       0         16      3,997    0.183
22   GHANA            7,583    44,766    2.081    399,661    47,999    47,999    48,010       0         12     45,387    2.079
23   GUINEA           1,475     9,683    0.450     86,334    10,500    10,500    10,503       0          3     10,273    0.471
24   GUINEA BISSAU        0       600    0.028      5,250       750       750       750       0          0      1,225    0.056
25   KENYA            5,358    31,454    1.462    281,080    33,460    33,460    33,463       0          3     31,419    1.439
26   LESOTHO            566     3,302    0.154     29,470     3,550     3,550     3,554       0          4      3,927    0.180
27   LIBERIA              0     4,658    0.217     40,755     5,821     5,821     5,287     534          0      4,852    0.222
28   LIBYA           13,602    79,332    3.688    707,978    85,343    85,343    85,343       0          0     79,957    3.662
29   MADAGASCAR       2,412    14,068    0.654    125,550    15,130    15,130    15,133       0          3     14,693    0.673
30   MALAWI               0     6,472    0.301     56,630     8,090     8,090     8,090       0          0      7,097    0.325
31   MALI             1,444     9,470    0.440     84,411    10,285    10,285    10,287       0          2     10,083    0.462
32   MAURITANIA           0     5,552    0.258     48,948     6,571     6,571     4,839   1,740          8      4,498    0.206
33   MAURITIUS        2,400    14,000    0.651    124,940    15,060    15,060    15,063       0          3     14,625    0.670
34   MOROCCO         12,788    72,268    3.360    640,660    82,020    82,020    82,020       0          0     72,894    3.339
35   MOZAMBIQUE       2,344    13,674    0.636    122,038    14,714    14,714    14,724       0          9     14,299    0.655
36   NAMIBIA -        7,347     0.342   65,570      7,900     7,900     7,906         0       6      7,972      0.365
37   NIGER                0     5,526    0.257     48,353     6,908     6,908     6,908       0          0      6,151    0.282
38   NIGERIA         32,805   193,187    8.981  1,726,200   205,670   205,670   205,680       0         10    189,849    8.696
39   RWANDA             506     2,949    0.137     26,310     3,173     3,173     3,173       0          0      3,571    0.164
40   SAO TOME & P.        0     1,602    0.074     14,018     2,002     2,002     1,864     142          4      2,113    0.097
41   SENEGAL          3,782    22,204    1.032    198,423    23,618    23,618    23,623       0          5     22,363   1.024
42   SEYCHELLES          40     1,224    0.057     10,739     1,501     1,501     1,501       0          0      1,849    0.085
43   SIERRA LEONE         0     5,299    0.246     46,361     6,624     6,624     6,291     332          0      5,655    0.259
44   SOMALIA              0     2,144    0.100     18,764     2,681     2,681     2,427     254          0      2,567    0.118
45   SOUTH AFRICA -  86,506     4.022  818,060     47,000    47,000    47,010         0       9     87,128      3.991
46   SUDAN                0    10,674    0.496     93,405    13,343    13,343     9,875   3,468          0      8,529    0.391
47   SWAZILAND        1,225     7,193    0.334     64,280     7,650     7,650     7,652       0          2      7,667    0.351
48   TANZANIA         2,815    18,149    0.844    161,805    19,687    19,687    19,695       0          8     18,774    0.860
49   TOGO                 0     3,452    0.160     30,201     4,314     4,314     4,314       0          0      4,077    0.187
50   TUNISIA          5,193    30,289    1.408    270,310    32,580    32,580    32,585       0          5     30,914    1.416
51   UGANDA           1,467    11,815    0.549    105,089   13,0631     3,063    13,066       0          3     12,233    0.560
52   ZAMBIA           4,808    28,047    1.304    250,304    30,169    30,169    30,174       0          5     28,672    1.313
53   ZIMBABWE         7,436    49,100    2.283    438,254    52,750    52,750    52,751       0          1     48,674    2.230
                   -----------------------------------------------------------------------------------------------------------
     TOTAL REGIONAL 220,537 1,292,513   60.089 11,548,630 1,376,506 1,376,506 1,367,133   9,533        160  1,309,656   59.990
                   -----------------------------------------------------------------------------------------------------------


NOTE X - STATEMENT OF SUBSCRIPTIONS TO THE CAPITAL STOCK AND VOTING POWERS AS AT 31 DECEMBER, 2002


                        PRE - GCI - IV(3)                      GCI - IV(4)                                 GCI - V(5)
                    -------------------------------------------------------------------------------------------------------------
     MEMBER          PAID-UP CALLABLE           PAID-UP  PAID-IN   CALLABLE              TOTAL(6)   PAID-UP  PAID-IN  CALLABLE
     EXCESS(2)         SHARE    SHARE    TOTAL   SHARES   SHARES     SHARES      TOTAL     SHARES    SHARES   SHARES    SHARES
     ----------     -------------------------------------------------------------------------------------------------------------


     TOTAL REGIONALS  78,033  546,228  624,261   56,145   54,714    393,002    447,716  1,071,975    13,766    4,904    215,633
                     ------------------------------------------------------------------------------------------------------------
1    ARGENTINA           499    3,493    3,992        -        -          -         -       3,992       131       37      2,035
2    AUSTRIA             499    3,493    3,992      250      250      1,750      2,000      5,992       223       83      3,492
3    BELGIUM             718    5,026    5,744      359      359      2,513      2,872      8,616       321      120      5,021
4    BRAZIL              499    3,493    3,992      250      250      1,750      2,000      5,992       221       82      3,461
5    CANADA            4,200   29,400   33,600    2,100    2,100     14,700     16,800     50,400     1,875      937     29,373
6    CHINA             1,250    8,750   10,000      625      625      4,375      5,000     15,000       558      209      8,742
7    DENMARK           1,295    9,065   10,360      647      647      4,529      5,176     15,536       578      289      9,054
8    FINLAND             547    3,829    4,376      273      273      1,911      2,184      6,560       244      122      3,823
9    FRANCE            4,200   29,400   33,600    2,100    2,100     14,700     16,800     50,400     1,875      937     29,373
10   GERMANY           4,611   32,277   36,888    2,305    2,305     16,135     18,440     55,328     2,058    1,029     32,245
11   INDIA               250    1,750    2,000      125      125        875      1,000      3,000       112       42      1,748
12   ITALY             2,708   18,956   21,664    1,354    1,354      9,478     10,832     32,496     1,209      453     18,939
13   JAPAN             6,142   42,994   49,136    3,071    3,071     21,497     24,568     73,704     2,742    1,028     42,954
14   KOREA               499    3,493    3,992      250      250      1,750      2,000      5,992       223       83      3,492
15   KUWAIT              499    3,493    3,992      250      250      1,750      2,000      5,992       223       83      3,492
16   NETHERLANDS         853    5,971    6,824      426      426      2,982      3,408     10,232       381      381      5,963
17   NORWAY            1,295    9,065   10,360      647      647      4,529      5,176     15,536       578      288      9,054
18   PORTUGAL            252    1,764    2,016      126      126        882      1,008      3,024       113       42      1,763
19   SAUDI ARABIA        325    2,275    2,600        -        -          -         -       2,600        97       36      1,515
20   SPAIN               656    4,592    5,248      892      892      6,244      7,136     12,384       639      459     10,011
21   SWEDEN            1,728   12,096   13,824      864      864      6,048      6,912     20,736       771      289     12,085
22   SWITZERLAND       1,640   11,480   13,120      820      820      5,740      6,560     19,680       732      274     11,470
23   U.K.              1,881    5,643    7,524      940      940     14,100     15,040     22,564       839      314     13,151
24   U.S.A             7,455   22,365   29,820    3,727    3,727     55,905     59,632     89,452     3,328    1,266     52,132
     TOTAL
     NON-REGIONALS    44,501  274,163  318,664   22,401   22,401    194,143    216,544    535,208    20,071    8,883    314,388
                     ------------------------------------------------------------------------------------------------------------
     GRAND-TOTAL     122,534  820,391  942,925   78,546   77,115    587,145    664,260  1,607,183    33,837   13,787    530,020
                     ============================================================================================================

                    ----------------------------------------------------------------------------------------------------------------
     MEMBER                   TOTAL(7)       % OF    CALLABLE    PAID-UP      AMOUNT     AMOUNT AMOUNTS EXCESS(1)    NUMBER  VOTING
     EXCESS(2)        TOTAL     SHARES      TOTAL     CAPITAL    CAPITAL         DUE       PAID ARREARS   PAYMENT  OF VOTES  POWERS
     ----------     ----------------------------------------------------------------------------------------------------------------
                             (AMOUNTS UA THOUSANDS)

     TOTAL REGIONALS 220,537 1,292,513     60.089  11,548,630  1,376,506   1,376,506  1,367,133   9,533      160 1,309,656   59.990
                    ---------------------------------------------------------------------------------------------------------------
1    ARGENTINA         2,072     6,064      0.282      55,282      5,360       5,360      5,363       0        3     6,689    0.306
2    AUSTRIA           3,575     9,567      0.445      87,350      8,320       8,320      8,326       0        6    10,192    0.467
3    BELGIUM           5,141    13,757      0.640     125,600     11,970      11,970     11,974       0        4    14,382    0.659
4    BRAZIL            3,543     9,535      0.443      87,036      8,310       8,310      8,313       0        3    10,160    0.465
5    CANADA           30,310    80,710      3.752     734,730     72,370      72,370     72,375       0        5    81,335    3.726
6    CHINA             8,951    23,951      1.113     218,670     20,840      20,840     20,843       0        3    24,576    1.126
7    DENMARK           9,343    24,879      1.157     226,480     22,310      22,310     22,310       0        0    25,504    1.168
8    FINLAND           3,945    10,505      0.488      95,630      9,420       9,420      9,420       0        0    11,130    0.510
9    FRANCE           30,310    80,710      3.752     734,730     72,370      72,370     72,375       0        5    81,335    3.726
10   GERMANY          33,274    88,602      4.119     806,570     79,450      79,450     79,450       0        0    89,227    4.087
11   INDIA             1,790     4,790      0.223      43,730      4,170       4,170      4,170       0        0     5,415    0.248
12   ITALY            19,392    51,888      2.412     473,730     45,150      45,150     45,154       0        4    52,513    2.405
13   JAPAN            43,982   117,686      5.471   1,074,450    102,410     102,410    102,413       0        3    18,311    5.419
14   KOREA             3,575     9,567      0.445      87,350      8,320       8,320      8,326       0        6    10,192    0.467
15   KUWAIT            3,575     9,567      0.445      87,350      8,320       8,320      8,326       0        6    10,192    0.467
16   NETHERLANDS       6,344    16,576      0.771     149,160     16,600      16,600     16,600       0        0    17,202    0.788
17   NORWAY            9,342    24,878      1.157     226,480     22,300      22,300     22,310       0       10    25,503    1.168
18   PORTUGAL          1,805     4,829      0.225      44,090      4,200       4,200      4,204       0        4     5,454    0.250
19   SAUDI ARABIA      1,551     4,151      0.193      37,900      3,610       3,610      3,614       0        4     4,776    0.219
20   SPAIN            10,470    22,854      1.062     208,470     20,070      20,070     20,070       0        0    23,481    1.076
21   SWEDEN           12,374    33,110      1.539     302,290     28,810      28,810     28,811       0        1    33,735    1.545
22   SWITZERLAND      11,744    31,424      1.461     286,900     27,340       27,34    027,345       0        5    32,049    1.468
23   U.K.             13,465    36,025      1.675     328,940     31,350      31,350     31,356       0        6    36,654    1.679
24   U.S.A            53,398   142,846      6.641   1,304,020    124,480     124,480    124,485       0        5   143,475    6.572
     TOTAL
     NON-REGIONALS   323,271   858,471     39.911   7,826,938    757,850     757,850    757,932       0       81   873,482   40.010
                    ----------------------------------------------------------------------------------------------------------------
     GRAND-TOTAL     543,807 2,150,984    100.000  19,375,568  2,134,356   2,134,356  2,125,065   9,533      241 2,183,138  100.000
                    ================================================================================================================


NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.

2.   Excess payments will be applied to future instalments.

3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).

4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:7).

5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).

6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.

7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed. In conformity with the finding of the UN General Assembly the Subscriptions of the former Socialist Federal Republic of Yugoslavia (SFRY) have been frozen and transferred to a suspense account pending definitive decision by the Board of Directors regarding the treatment of this share-holding. As at the date of this statement, the total subscriptions of SFRY stood at 4,792 shares, and no final decision has as yet been taken.

Slight differences may occur in totals due to rounding.

NOTE Y - SUPPLEMENTARY STATEMENT OF SUBSCRIPTIONS TO THE CAPITAL STOCK AS AT 31 DECEMBER, 2002

                                AMOUNT DUE                                AMOUNT PAID                           AMOUNT IN ARREARS
     -------------------------------------------------------------------------------------------------------------------------------
                      CONVERTIBLE    LOCAL                   CONVERTIBLE    LOCAL                     CONVERTIBLE    LOCAL
     MEMBER STATES       CURRENCY CURRENCY   NOTES      TOTAL   CURRENCY CURRENCY    NOTES *    TOTAL    CURRENCY CURRENCY    NOTES
     -------------------------------------------------------------------------------------------------------------------------------
                                                                        (AMOUNTS UA THOUSANDS)

1    ALGERIA               74,410    7,750   4,860     87,020     74,419     7,750    4,860    87,029           0        0      0
2    ANGOLA                19,361    7,786       0     27,147     19,364     7,786        0    27,150           0        0      0
3    BENIN                  4,817        0       0      4,817      4,817         0        0     4,817           0        0      0
4    BOTSWANA              35,777    9,383   4,666     49,825     35,783     9,383    4,666    49,832           0        0      0
5    BURKINA FASO           7,123      765   2,500     10,388      6,623       765    2,500     9,888         503        0      0
6    BURUNDI                6,465        0       0      6,465      6,465         0        0     6,465           0        0      0
7    CAMEROON              22,973        0     435     23,408     22,975         0      435    23,410           0        0      0
8    CAPE VERDE             2,090        0       0      2,090      2,090         0        0     2,090           0        0      0
9    CENT.AFR.REP           1,413        0       0      1,413      1,217         0        0     1,217         196        0      0
10   CHAD                   2,268        0       0      2,268      2,052         0        0     2,052         216        0      0
11   COMOROS                  500        0       0        500        500         0        0       500           0        0      0
12   CONGO                 11,170        0       0     11,170     11,170         0        0    11,170           0        0      0
13   COTE D'IVOIRE         90,335        0  10,925    101,260     90,335         0   10,925   101,260           0        0      0
14   DEM.REP.CONGO         28,426        0       0     28,426     28,426         0        0    28,426           0        0      0
15   DJIBOUTI               1,588        0       0      1,588      1,517         0        0     1,517          71        0      0
16   EGYPT                119,500        0       0    119,500    119,501         0        0   119,501           0        0      0
17   EQ.GUINEA                903        0   1,875      2,778        905         0    1,875     2,780           0        0      0
18   ERITREA                3,222        0     358      3,580      2,506         0      358     2,864         716        0      0
19   ETHIOPIA              37,160        0       0     37,160     37,164         0        0    37,164           0        0      0
20   GABON                 22,378    4,375   5,444     32,197     21,018     4,384    5,444    30,846       1,361        0      0
21   GAMBIA                 2,631      639     310      3,580      2,642       639      315     3,596           0        0      0
22   GHANA                 47,649        0     350     47,999     47,655         0      355    48,010           0        0      0
23   GUINEA                 8,340    2,160       0     10,500      8,343     2,160        0    10,503           0        0      0
24   GUINEA BISSAU            750        0       0        750        750         0        0       750           0        0      0
25   KENYA                 26,585    6,875       0     33,460     26,588     6,875        0    33,463           0        0      0
26   LESOTHO                3,550        0       0      3,550      3,554         0        0     3,554           0        0      0
27   LIBERIA                5,821        0       0      5,821      5,287         0        0     5,287         534        0      0
28   LIBYA                 65,588   19,755       0     85,343     65,588    19,755        0    85,343           0        0      0
29   MADAGASCAR            15,130        0       0     15,130     15,133         0        0    15,133           0        0      0
30   MALAWI                 8,090        0       0      8,090      8,090         0        0     8,090           0        0      0
31   MALI                   8,410        0   1,875     10,285      8,412         0    1,875    10,287           0        0      0
32   MAURITANIA             5,747        0     824      6,571      4,015         0      824     4,839       1,740        0      0
33   MAURITIUS             12,005    3,055       0     15,060     12,008     3,055        0    15,063           0        0      0
34   MOROCCO               77,226        0   4,794     82,020     77,226         0    4,794    82,020           0        0      0
35   MOZAMBIQUE            14,714        0       0     14,714     14,724         0        0    14,724           0        0      0
36   NAMIBIA                7,900        0       0      7,900      7,906         0        0     7,906           0        0      0
37   NIGER                  5,026    1,882       0      6,908      5,026     1,882        0     6,908           0        0      0
38   NIGERIA              160,755   44,915       0    205,670    160,765    44,915        0   205,680           0        0      0
39   RWANDA                 3,173        0       0      3,173      3,173         0        0     3,173           0        0      0
40   SAO TOME & PRINCIPE    1,650      352       0      2,002      1,512       352        0     1,864         142        0      0
41   SENEGAL               18,879    4,739       0     23,618     18,884     4,739        0    23,623           0        0      0
42   SEYCHELLES             1,501        0       0      1,501      1,501         0        0     1,501           0        0      0
43   SIERRA LEONE           6,624        0       0      6,624      6,291         0        0     6,291         332        0      0
44   SOMALIA                2,681        0       0      2,681      2,427         0        0     2,427         254        0      0
45   SOUTH AFRICA          29,320        0  17,680     47,000     29,330         0   17,680    47,010           0        0      0
46   SUDAN                 13,343        0       0     13,343      9,875         0        0     9,875       3,468        0      0
47   SWAZILAND              7,650        0       0      7,650      7,652         0        0     7,652           0        0      0
48   TANZANIA              19,687        0       0     19,687     19,695         0        0    19,695           0        0      0
49   TOGO                   4,314        0       0      4,314      4,314         0        0     4,314           0        0      0
50   TUNISIA               32,580        0       0     32,580     32,585         0        0    32,585           0        0      0
51   UGANDA                12,337      726       0     13,063     12,340       726        0    13,066           0        0      0
52   ZAMBIA                30,169        0       0     30,169     30,174         0        0    30,174           0        0      0
53   ZIMBABWE              52,750        0       0     52,750     52,751         0        0    52,751           0        0      0
                        ------------------------------------------------------------------------------------------------------------
     TOTAL REGIONALS    1,204,453  115,157  56,896  1,376,506  1,195,062   115,166   56,906  1,367,132      9,533        0      0


                                         EXCESS PAYMENTS
     ---------------------------------------------------------------
                             CONVERTIBLE     LOCAL
     MEMBER STATES      TOTAL   CURRENCY  CURRENCY   NOTES    TOTAL
     ---------------------------------------------------------------

1    ALGERIA                0          9        0        0        9
2    ANGOLA                 0          3        0        0        3
3    BENIN                  0          0        0        0        0
4    BOTSWANA               0          6        0        0        6
5    BURKINA FASO         503          3        0        0        3
6    BURUNDI                0          0        0        0        0
7    CAMEROON               0          2        0        0        2
8    CAPE VERDE             0          0        0        0        0
9    CENT.AFR.REP         196          0        0        0        0
10   CHAD                 216          0        0        0        0
11   COMOROS                0          0        0        0        0
12   CONGO                  0          0        0        0        0
13   COTE D'IVOIRE          0          0        0        0        0
14   DEM.REP.CONGO          0          0        0        0        0
15   DJIBOUTI              71          0        0        0        0
16   EGYPT                  0          1        0        0        1
17   EQ.GUINEA              0          3        0        0        3
18   ERITREA              716          0        0        0        0
19   ETHIOPIA               0          4        0        0        4
20   GABON               1361          1        9        0       10
21   GAMBIA                 0         11        0        5       16
22   GHANA                  0          7        0        5       12
23   GUINEA                 0          3        0        0        3
24   GUINEA BISSAU          0          0        0        0        0
25   KENYA                  0          3        0        0        3
26   LESOTHO                0          4        0        0        4
27   LIBERIA              534          0        0        0        0
28   LIBYA                  0          0        0        0        0
29   MADAGASCAR             0          3        0        0        3
30   MALAWI                 0          0        0        0        0
31   MALI                   0          2        0        0        2
32   MAURITANIA          1740          8        0        0        8
33   MAURITIUS              0          3        0        0        3
34   MOROCCO                0          0        0        0        0
35   MOZAMBIQUE             0          9        0        0        9
36   NAMIBIA                0          6        0        0        6
37   NIGER                  0          0        0        0        0
38   NIGERIA                0         10        0        0       10
39   RWANDA                 0          0        0        0        0
40   SAO TOME & PRINCIPE  142          4        0        0        4
41   SENEGAL                0          5        0        0        5
42   SEYCHELLES             0          0        0        0        0
43   SIERRA LEONE         332          0        0        0        0
44   SOMALIA              254          0        0        0        0
45   SOUTH AFRICA           0          9        0        0        9
46   SUDAN               3468          0        0        0        0
47   SWAZILAND              0          2        0        0        2
48   TANZANIA               0          8        0        0        8
49   TOGO                   0          0        0        0        0
50   TUNISIA                0          5        0        0        5
51   UGANDA                 0          3        0        0        3
52   ZAMBIA                 0          5        0        0        5
53   ZIMBABWE               0          1        0        0        1
                      ----------------------------------------------
     TOTAL  REGIONALS   9,533        141        9       10      160

NOTE Y - SUPPLEMENTARY STATEMENT OF SUBSCRIPTIONS TO THE CAPITAL STOCK AS AT 31 DECEMBER, 2002


                                AMOUNT DUE                                AMOUNT PAID                           AMOUNT IN ARREARS
     ----------------------------------------------------------------------------------------------------------------------------
                    CONVERTIBLE    LOCAL                   CONVERTIBLE     LOCAL                       CONVERTIBLE      LOCAL
     MEMBER STATES     CURRENCY CURRENCY   NOTES      TOTAL   CURRENCY  CURRENCY    NOTES*       TOTAL    CURRENCY   CURRENCY
     ----------------------------------------------------------------------------------------------------------------------------
                                                                                       (AMOUNTS UA THOUSANDS)


TOTAL REGIONALS       1,204,453 115,157   56,896  1,376,506  1,195,062   115,166   56,906    1,367,132        9,533          0
                      -----------------------------------------------------------------------------------------------------------
ARGENTINA                 5,360       0        0      5,360      5,363         0        0        5,363            0          0
AUSTRIA                   8,320       0        0      8,320      8,326         0        0        8,326            0          0
BELGIUM                  11,970       0        0     11,970     11,974         0        0       11,974            0          0
BRAZIL                    8,310       0        0      8,310      8,313         0        0        8,313            0          0
CANADA                   72,370       0        0     72,370     72,375         0        0       72,375            0          0
CHINA                    20,840       0        0     20,840     20,843         0        0       20,843            0          0
DENMARK                  22,310       0        0     22,310     22,310         0        0       22,310            0          0
FINLAND                   9,420       0        0      9,420      9,420         0        0        9,420            0          0
FRANCE                   72,370       0        0     72,370     72,375         0        0       72,375            0          0
GERMANY                  79,450       0        0     79,450     79,450         0        0       79,450            0          0
INDIA                     4,170       0        0      4,170      4,170         0        0        4,170            0          0
ITALY                    45,150       0        0     45,150     45,154         0        0       45,154            0          0
JAPAN                   102,410       0        0    102,410    102,413         0        0      102,413            0          0
KOREA                     8,320       0        0      8,320      8,326         0        0        8,326            0          0
KUWAIT                    8,320       0        0      8,320      8,326         0        0        8,326            0          0
NETHERLANDS              14,695       0    1,905     16,600     14,695         0    1,905       16,600            0          0
NORWAY                   22,300       0        0     22,300     22,310         0        0       22,310            0          0
PORTUGAL                  4,200       0        0      4,200      4,204         0        0        4,204            0          0
SAUDI ARABIA              3,610       0        0      3,610      3,614         0        0        3,614            0          0
SPAIN                    14,091       0    5,979     20,070     14,091         0    5,979       20,070            0          0
SWEDEN                   28,810       0        0     28,810     28,811         0        0       28,811            0          0
SWITZERLAND              27,340       0        0     27,340     27,345         0        0       27,345            0          0
U.K.                     31,350       0        0     31,350     31,356         0        0       31,356            0          0
U.S.A                   124,480       0        0    124,480    124,485         0        0      124,485            0          0
                      -----------------------------------------------------------------------------------------------------------
TOTAL NON-REGIONALS     749,966       0    7,884    757,850    750,047         0    7,884      757,932            0          0
                      -----------------------------------------------------------------------------------------------------------
GRAND-TOTAL           1,954,419 115,157   64,780  2,134,356  1,945,108   115, 166  64,790    2,125,064        9,533          0
                      ===========================================================================================================



                                              EXCESS PAYMENTS
     --------------------------------------------------------------------
                                  CONVERTIBLE     LOCAL
     MEMBER STATES  NOTES    TOTAL   CURRENCY  CURRENCY   NOTES    TOTAL
     --------------------------------------------------------------------



TOTAL REGIONALS         0    9,533        141        9       10      160
                   -----------------------------------------------------
ARGENTINA               0        0          3        0        0        3
AUSTRIA                 0        0          6        0        0        6
BELGIUM                 0        0          4        0        0        4
BRAZIL                  0        0          3        0        0        3
CANADA                  0        0          5        0        0        5
CHINA                   0        0          3        0        0        3
DENMARK                 0        0          0        0        0        0
FINLAND                 0        0          0        0        0        0
FRANCE                  0        0          5        0        0        5
GERMANY                 0        0          0        0        0        0
INDIA                   0        0          0        0        0        0
ITALY                   0        0          4        0        0        4
JAPAN                   0        0          3        0        0        3
KOREA                   0        0          6        0        0        6
KUWAIT                  0        0          6        0        0        6
NETHERLANDS             0        0          0        0        0        0
NORWAY                  0        0         10        0        0       10
PORTUGAL                0        0          4        0        0        4
SAUDI ARABIA            0        0          4        0        0        4
SPAIN                   0        0          0        0        0        0
SWEDEN                  0        0          1        0        0        1
SWITZERLAND             0        0          5        0        0        5
U.K.                    0        0          6        0        0        6
U.S.A                   0        0          5        0        0        5
                   -----------------------------------------------------
TOTAL NON-REGIONALS     0        0         81        0        0       81
                   -----------------------------------------------------
GRAND-TOTAL             0    9,533        222        9       10      241
                   =====================================================

NOTE:

* The UA amount of non negotiable notes on the balance sheet is the revalued USD equivalent of outstanding balances converted at the fixed exchange rate of 1 UA = USD 1.20635.

 Slight differences may occur in totals due to rounding.

                   THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

                              MEMBERSHIP OF FRANCE

       France became a member on 30 December 1983. At 31 December 2002, France had subscribed to 80,710 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 807,105,000, an amount of UA 734,730,000 was callable capital and UA 72,370,000 was paid-up capital.

       At 31 December 2002, France was entitled to cast 81,335 votes (3.726 per cent) of the total votes of all members. France is represented on the Bank's Board of Governors by Mr. Jean-Pierre JOUYET as Governor.

                              MEMBERSHIP OF GERMANY

       Germany became a member of the Bank on 18 February 1983. At 31 December 2002, Germany had subscribed to 88,602 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 886,020,000, an amount of UA 806,570,000 was callable capital and UA 79,450,000 was paid-up capital.

       At 31 December 2002, Germany was entitled to cast 89,227 votes ( 4.087 per cent) of the total votes of all members. Germany is represented on the Bank's Board of Governors by Ms. Uschi EID as Governor.

                               MEMBERSHIP OF JAPAN

       Japan became a member of the Bank on 3 December 1982. At 31 December 2002, Japan had subscribed to 117,686 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,176,862,500, an amount of UA 1,074,450,000 was callable capital and UA 102,410,000 was paid-up capital.

       At 31 December 2002, Japan was entitled to cast 118,311 votes (5.419 per cent) of the total votes of all members. Japan is represented on the Bank's Board of Governors by Mr. M. SHIOKAWA as Governor.

                            MEMBERSHIP OF SWITZERLAND

       Switzerland became a member of the Bank on 30 December 1992. At 31 December 2002, Switzerland had subscribed to 31,424 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 314,245,000, an amount of UA 286,900,000 was callable capital and UA 27,340,000 was paid-up capital.

       At 31 December 2002, Switzerland was entitled to cast 32,049 votes (1.468 per cent) of the total votes of all members. Switzerland is represented on the Bank's Board of Governors by Ambassador Oscar KNAPP as Governor.

                        MEMBERSHIP OF THE UNITED KINGDOM

       The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2002, the United Kingdom had subscribed to 36,025 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 360,296,250, an amount of UA 328,940,000 was callable capital and UA 31,350,000 was paid-up capital.

       At 31 December 2002, the United Kingdom was entitled to cast 36,654 votes (1.679 per cent) of the total votes of all members. The United Kingdom is represented on the Bank's Board of Governors by the Rt. Hon. Clare SHORT MP as Governor.

                   MEMBERSHIP OF THE UNITED STATES OF AMERICA

       The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

       At 31 December 2002, pursuant to subscription letters, the United States had subscribed to 142,846 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,428,504,644, an amount of UA 1,304,020,000 was callable capital and UA 124,480,000 was paid-up capital.

       The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

       At 31 December 2002, the United States was entitled to cast 143,475 votes (6.572 per cent) of the total votes of the members. The United States of America is represented on the Bank's Board of Governors by Mr. John W. SNOW as Governor.




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